AUBURN NATIONAL BANCORPORATION, INC. | 2024 ANNUAL REPORT

COMMITMENT FOR

THE LONG HAUL

Deduct Overdrafts from Balance

Column Totals Forwarded to

Add Balance and Checks,

Proof of Page—Balance Figures

Proof of Page—Balance Figures

Ledger pages from Bank of Auburn in 1907.



C O M M I T M E N T   F O R

THE LONG HAUL

AUBURN NATIONAL BANCORPORATION, INC. | 2024 ANNUAL REPORT





To Our Shareholders and Friends

In last year's letter, we shared about the challenges facing the banking industry following the rapid rise in the fed funds rate during 2022 and 2023, the fastest increase since the 1980s, and the decision we made to reposition our balance sheet in 2023 by selling low-yielding securities and repaying high-cost borrowings with the goal of enhancing our interest rate risk profile and future earnings.

With that in mind, we are pleased to report the progress we made in 2024. Net earnings were $6.4 million as our profitability and net interest margin improved due to loan growth and the balance sheet repositioning described above. Furthermore, our asset quality, liquidity, and capital remain strong. Along with these improvements, we continue to look for opportunities to grow and increase our efficiency. After careful consideration of our customers and the close proximity to our other locations in Auburn, we closed our Corner Village branch at the end of 2024, which should provide cost savings starting in 2025.

With total assets just below $1.0 billion, we remain the only bank headquartered in Auburn, and for 28 consecutive years we have ranked first in the Auburn-Opelika metropolitan area with over 20% of the deposit market share. How have we maintained this ranking in a highly competitive market? Being dependable, knowing and caring for our customers and community, and executing on this commitment for the long haul — over 118 years.

As we look forward to 2025, we remain focused on and thankful for the growth opportunities available locally. The combination of new jobs and strong wage gains, anchored by Auburn University, make East Alabama a very desirable place to live and do business. To capitalize on these opportunities, we are investing in our business, our people, and our community.

While our customers still appreciate that we answer the phone, we are determined to make it easier to do business with us. Over the next few years, we will be investing in technology to ensure we can provide the level of service our customers want and expect. We are currently implementing a deposit account opening system that works the same online or in person and will significantly reduce the time it takes to open an account. After that, we will focus on the development of a new mobile and online banking platform that will dramatically improve our digital banking and self-service experience. In all of these efforts, the security and protection of your customer information will remain our highest priority.

As important as technology is to banking these days, our people are our true competitive advantage. The continuity of our leadership team has been vital in maintaining our culture and our commitment to our customers and communities for generations. As many of you know, our City President in Opelika, Eddie Smith, retired recently after 26 years of service to our Bank. Eddie has been an invaluable leader, driving the bank's growth and strengthening relationships in Opelika and Lee County. Following his retirement, Eddie will serve on our Advisory Board in Opelika and we are thankful that we will continue to benefit from his involvement.

As we look ahead, we are thrilled that Greg Pettey, an Opelika native, will be stepping into the role of City President in Opelika. We are fortunate to have team members like Greg with deep knowledge of the local market that understand and believe in our banking philosophy. We have no doubt that Greg and his team will continue to build upon the relationships and success we have already achieved in serving the customers and citizens of Opelika.

In closing, we want to express our deepest gratitude for your loyal support and confidence in our Bank and we are encouraged by the progress achieved towards our goals in 2024. We look forward to seeing you at the annual shareholder meeting on May 13.

Sincerely,

David Hedges
President and CEO

Robert W. Dumas
Chairman

GENERATIONAL
COMMITMENT

FIVE GENERATIONS OF LOYALTY & TRUST

From the very beginning, AuburnBank's mission has been to promote the community, see businesses flourish, and improve the livelihoods of local citizens. One family's story, the Cary-Pick family, illustrates the bank's 118-year track record of executing on this commitment.

In 1907, Dr. Charles Allen Cary was named dean of the nascent College of Veterinary Medicine at the Agricultural and Mechanical College of Alabama, later to become Auburn University. It would be the first veterinary college in the southern United States. However, Dr. Cary, an indisputable pioneer in veterinary medicine, was, likewise, an entrepreneurial visionary, recognizing a need for a financial institution to serve the demands of a growing town and local college. While beginning his tenure as dean, Dr. Cary, along with six other prominent citizens, founded the Bank of Auburn.

Mrs. Fran Pick Dillard with her son Charles Pick and grandson Cary Pick.



They focused on understanding the goals and needs of our business and how they could help us achieve success.

— CHARLES PICK

Mrs. Fran Pick Dillard remembers when she and her mother-in-law, Mrs. Alice Pick, Dr. Cary's daughter, set out to start a construction business in 1965 while her husband, Colonel Lewis Andrew Pick, Jr., was serving his country in Vietnam. As Mrs. Fran tells it, establishing Shelton Woods Construction wasn't an easy task for two women with little money. "All we had was land to start the business, so naturally we leaned on our 'family bank' — AuburnBank." This relationship and Colonel Pick's return in 1972 were critical to the success of the real estate development and construction company responsible for hundreds of much-needed homes and apartments in the town that had been home to the Cary-Pick family since the 1890s.

Fast forward to 2006, Charles Pick, son of Fran and Colonel Pick and the great-grandson of Dr. Cary, returned home to Auburn to help run the family business after a successful banking career in Atlanta. As a former banker, Charles understood the importance of partnering with a local bank.

"We found that AuburnBank was focused on building a strong, personal relationship with us. They focused on understanding the goals and needs of our business and how they could help us achieve success. AuburnBank has proven to be a great partner. Their people and service are excellent, and they are very competitive and work hard to win your business. Frankly, they make it easy to do business."

"Also, AuburnBank is deeply invested in the Auburn community. It uses its people and resources to support the community in more ways than you can count. A deliberate commitment to local philanthropy is a very important core value to our family. The relationship and close connection that was built generations ago continues to this day."

AuburnBank is thankful for and humbled by five generations of the Cary-Pick family's trust and loyalty. Rooted in the mutual commitment of such long-standing relationships, AuburnBank looks forward to the promise of future generations.



Over the next few years, we will be investing in technology to ensure we can provide the level of service our customers want and expect.

COMMITMENT TO INVESTING IN
TECHNOLOGY

ACCOUNT OPENING

To make it easier and faster for our customers to open a new account, AuburnBank is in the process of upgrading its technology. This new system will enhance the experience for customers visiting the bank in person while also accommodating customers who prefer the convenience of opening an account online.

ENJOY GREENLIGHT. ON US.

We have partnered with Greenlight to help parents raise financially smart kids and teens. This partnership includes providing AuburnBank customers with complimentary access to Greenlight's award-winning family finance app, available through the *Greenlight for Banks* program.

TAP AND GO

In 2024, AuburnBank introduced a new contactless debit card to enhance customer convenience and improve security to their transactions. The card makes it easy for users to make payments by simply tapping their card on a point-of-sale terminal, instead of inserting or swiping the card.

COMMUNITY



96+ AuburnBank partners with more than 96 local agencies annually.

$211K AuburnBank's investment in 2024

AuburnBank's commitment to the communities in which it serves has been the core of the bank's mission since it's founding in 1907. To address and meet the needs in our communities, AuburnBank partners with local agencies and their efforts to improve the overall well-being of the communities.

In 2024, AuburnBank partnered with 96+ local agencies with more than $211,000 in funding. With the resources AuburnBank provided, these agencies were able to provide support to Lee County Community Market who assisted 550 unduplicated households each month, to the United Way who passed out 19,031 books to 2,124 children in Lee County via the Dolly Parton Imagination

Library, and to the Food Bank of East Alabama who distributed more than 2.5 million pounds of food to those in need throughout the year.

Our employees welcome the opportunity to serve the agencies which the bank supports. Ten AuburnBank employees participated in the annual United Way Kickoff by joining other groups to pack more than 40,000 individual meals that were distributed locally by the Food Bank. Assisting the shoppers and stocking the shelves for the weekly Boykin Community Market was a new addition to our employees' service opportunities in 2024. Both of these service opportunities raised awareness of the number of food-insecure individuals in our communities.

AUBURN NATIONAL BANCORPORATION
AND AUBURNBANK

BOARD OF DIRECTORS



Robert W. Dumas
Chairman



David A. Hedges
President & CEO



C. Wayne Alderman
Secretary to ANBC
Dean and Professor
Emeritus,
College of Business,
Auburn University



Terry Andrus
Retired, CEO,
East Alabama Health



J. Tutt Barrett
Attorney,
Dean and Barrett



Laura Cooper
Executive Director,
Lee County Youth
Development



William F. Ham, Jr.
Owner, Varsity
Enterprises



David E. Housel
Director of Athletics
Emeritus,
Auburn University



Michael A. Lawler
Founder and CEO,
Fullsteam
Holdings LLC



Anne May
Retired Partner,
Machen, McChesney
& Chastain, CPAs



Sandra J. Spencer
Retired, Alabama
4-H Center and
Auburn University



COMMITMENT TO
LEADERSHIP

Effective board leadership requires a significant commitment to governance, strategic direction and community service. These 11 members of the AuburnBank Board and the 12 members of the advisory boards are committed to making decisions that are in the best interest of the community, customers and shareholders.

OPELIKA BRANCH ADVISORY BOARD

William H. Brown
President, Brown Agency, Inc.

William G. Dyas
Realtor, First Realty

Doug M. Horn
Owner, Doug Horn Roofin
& Contracting Co.

William P. Johnston
President, J&M Bookstore

R. Kraig Smith M.D.
Lee OBGYN

Sherrie M. Stanyard
Retired, Craftmaster
Printers, Inc.

Robert G. Young
Vice President, Sales
Young's Plant Farm, Inc.

VALLEY BRANCH ADVISORY BOARD

Terrell E. Bishop
Retired, AuburnBank

H. David Ennis, Sr.
President, Novelli-Ennis
& Company, CPA

John H. Hood, II
Pharmacist, Hood's Pharmacy

Claud E. (Skip) McCoy, Jr.
Attorney, Johnson, Caldwell,
& McCoy Law Firm

Frank P. Norman
Owner, Johnny's
New York Style Pizza
and WingStop



OFFICERS

ADMINISTRATION

Bob Dumas
Chairman

David Hedges
President & CEO

Libba Paulk George
Executive Assistant
to President/CEO

FINANCE & ACCOUNTING

James Walker
Senior Vice President
Chief Financial Officer

Kris Blackmon
Vice President
Chief Investment Officer
Asset Liability Manager

James Pack
Vice President
Financial Reporting

Luellen Bishop
Shareholder Relations &
Funds Management Officer

CREDIT ADMINISTRATION

Shannon O'Donnell
Senior Vice President
Credit Administration
Chief Risk Officer

Christy Fogle
Vice President
Credit Administration
CRA Officer

Vicky Garner
Vice President
Loan Operations Officer

COMPLIANCE & AUDIT

Marla Kickliter
Senior Vice President
Compliance & Internal Audit

HUMAN RESOURCES

Tamela Seymour
Senior Vice President
Chief Human Resource Officer

Laura Carrington
Vice President
Human Resource Officer

INFORMATION TECHNOLOGY

Jerry Siegel
Senior Vice President
Chief Technology Officer

Joanna Watts
Vice President
IT & Project Management

Woody Odom
Assistant Vice President

Leigh Ann Thompson
Treasury Management
Electronic Services Officer



Our people are our true competitive advantage.

LENDING

Robert Smith
Senior Vice President
Chief Lending Officer

C. Eddie Smith
Senior Vice President
Opelika City President

Gene Dulaney
Senior Vice President
Business Development
Bent Creek Branch

S. Mark Bridges
Senior Vice President
South Donahue Branch

Bruce Emfinger
Senior Vice President
Valley City President

April Herring
Senior Vice President
Mortgage Division Manager

Greg Pettey
Senior Vice President
Tiger Town Branch

Wanda McCaghren
Senior Vice President
Opelika Branch

David Warren
Senior Vice President
Main Office

Jeff Stewart
Senior Vice President
Collection Supervisor
Commercial Lender

Tina Cook
Vice President
Tiger Town Branch

Lance Hemmings
Vice President
Phenix City

Suzanne Gibson
Assistant Vice President
Portfolio Management Officer

Kathy Ingram
Assistant Vice President
Head Commercial/Consumer Loan
Processing Officer

Andrea Jackson
Portfolio Manager

MARKETING

Lolly Steiner
Marketing & Community
Relations Officer

OPERATIONS

Pam Fuller
Senior Vice President
Operations

Karen Bence
Vice President
Security, BSA/OFAC Officer

Cindy Royster
Vice President
Branch Administration
IRA Specialist

Latoya Watts
Assistant Vice President
Training Officer

Rhonda Sanders
Assistant Vice President
Deposit Operations
CIP Officer

Susan Groover
Assistant Security,
BSA/OFAC Officer

AUBURN NATIONAL BANCORPORATION, INC.

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the Years Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
Earnings					
Net Interest Income	$27,125	$26,328	$27,166	$23,990	$24,338
Provision for Credit Losses	36	135	1,000	<600>	1,100
Net Earnings	6,397	1,395	10,346	8,039	7,454
Per Share:					
Net Earnings	1.83	0.40	2.95	2.27	2.09
Cash Dividends	1.08	1.08	1.06	1.04	1.02
Book Value	22.41	21.90	19.42	29.46	30.20
Shares Issued	3,957,135	3,957,135	3,957,135	3,957,135	3,957,135
Weighted Average Shares Outstanding	3,493,690	3,498,030	3,510,869	3,545,310	3,566,207
Financial Condition					
Total Assets	977,324	975,255	1,023,888	1,105,150	956,597
Loans, Net of Unearned Income	564,017	557,294	504,458	458,364	461,700
Investment Securities	243,012	270,910	405,304	421,891	335,177
Total Deposits	895,824	896,243	950,337	994,243	839,792
Stockholders' Equity	78,292	76,507	68,041	103,726	107,689
Selected Ratios					
Return on Average Total Assets	0.65%	0.14%	0.96%	0.78%	0.83%
Return on Average Total Equity	8.21%	2.05%	12.48%	7.54%	7.12%
Average Stockholders' Equity to Average Assets	7.93%	6.66%	7.72%	10.39%	11.63%
Allowance for Credit Losses as a % of Loans	1.22%	1.23%	1.14%	1.08%	1.22%
Loans to Total Deposits	62.96%	62.18%	53.08%	46.10%	54.98%

Financial Section

Auburn National Bancorporation, Inc. 2024 Annual Report

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various of the statements made herein under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations", and in our Annual Report on Securities and Exchange Commission (the "Commission") Form 10-K under "Quantitative and Qualitative Disclosures about Market Risk", "Risk Factors" "Description of Property" and elsewhere, are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Annual Report on Form 10-K is available free of charge from the Commission's internet website at *www.sec.gov* or through the Company's internet website at *www.auburnabnk.com* under "About Us – Investor Relations."

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, achievements or financial condition of the Company to be materially different from future results, performance, achievements or financial condition expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "designed", "plan," "point to," "project," "could," "intend," "target," "seek" and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: (i) the effects of future economic, business and market conditions and changes, foreign, domestic and locally, including inflation, seasonality, natural disasters or climate change, such as rising sea and water levels, hurricanes and tornados, epidemics or pandemics including supply chain disruptions, inventory volatility, and changes in consumer behaviors; (ii) the effects of war or other conflicts, acts of terrorism, trade restrictions, tariffs, sanctions, the value of the U.S. dollar against other currencies, or other events that may affect general economic conditions, consumer and business confidence; (iii) governmental monetary and fiscal policies, including taxes, federal deficit spending and the debt required to fund such spending, changes in monetary policies in response to inflation and changes in prices , including changes in the Federal Reserve's target federal funds rate and changes in the Federal Reserve's holdings of securities through quantitative tightening or easing; and the duration that the Federal Reserve will keep its targeted federal funds rates at or above current target ranges to meet its long term inflation target of 2%; (iv) legislative, executive branch and regulatory changes, including changes by executive orders, the possible reorganization and/or consolidation of the bank regulatory agencies and/or the CFPB, changes in the leadership and personnel, including reductions in the number and experience of personnel, at the bank and securities regulators and the CFPB, freezes on changes in regulations and interpretations, the numerous new Executive Orders, and the uncertain effects of all these, including the costs and benefits of such changes; (v) the effects of the potential privatization of Fannie Mae and Freddie Mac and its release from conservatorship on the mortgage markets and us as seller and servicer of residential mortgage loans; (vi) recent Supreme Court rulings that may lead to more court challenges to regulations and regulatory actions, which may cause uncertainty, wasted implementation costs and time by the industry, and lengthy delays until ultimate resolution; (vii) changes in banking, securities and tax laws, regulations and rules and their application by the regulators, including capital and liquidity requirements, and changes in the scope and cost of FDIC insurance; (viii) changes in accounting pronouncements and interpretations, including the required use, beginning January 1, 2023, of Financial Accounting Standards Board's ("FASB") Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," as well as the updates issued since June 2016 (collectively, FASB ASC Topic 326) on Current Expected Credit Losses ("CECL"), and ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates troubled debt restructurings ("TDRs") and related guidance; (ix) the failure of assumptions and estimates, including those used in the Company's CECL models to establish our allowance for credit losses and estimate asset impairments, as well as differences in, and changes to, economic, market and credit conditions, including changes in borrowers' credit risks and payment behaviors from those used in our CECL models and loan portfolio reviews; (x) the risks of changes in market interest rates and the shape of the yield curve on customer behaviors; the levels, composition and costs of deposits, loan demand and mortgage loan originations; the values and liquidity of loan collateral, our securities portfolio and interest-sensitive assets and liabilities; and the risks and uncertainty of the amounts realizable on collateral; (xi) the risks of increases in market interest rates creating unrealized losses on our securities available for sale, which adversely affect our stockholders' equity for financial reporting purposes and our tangible equity; (xii) changes in borrower liquidity and credit risks, and changes in savings, deposit and payment behaviors; (xiii) changes in the availability and cost of credit and capital in the financial markets, and the types of instruments that may be included as capital for regulatory purposes; (xiv) changes in the prices, values and sales volumes of residential and commercial real estate; (xv) the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, including the disruptive effects of financial technology and other competitors who are not subject to the same regulation, including capital and liquidity requirements, internal controls, and supervision and examination, as the Company and the Bank, and competition from credit unions, which are not subject to federal income taxation; (xvi) more permissive regulation and/or enforcement regarding digital assets, such as cyber currency and stable coins that creates additional competition to banks, and greater risks to the payment systems that the banking industry, including the Company, relies on, and greater risks of fraud and theft of digital assets and their effects on customers, other financial institutions, including our counterparties, and confidence in the financial system, generally; (xvii) the timing and amount of rental income from third parties from office space in our Auburn Center headquarters and in former office locations; (xviii) the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions; (xix) changes in technology or products that may be more difficult, costly, or less effective than anticipated; (xx) cyber-attacks and data breaches that may compromise our systems, our vendors' systems or customers' information; (xxi) the risks that our deferred tax assets ("DTAs") included in "other assets" on our consolidated balance sheets, if any, could be reduced if estimates of future taxable income from our operations and tax planning strategies are less than currently estimated, and sales of our capital stock could trigger a reduction in the amount of net operating loss carry-forwards that we may be able to utilize for income tax purposes; (xxii) the risks that our dividends, share repurchases and discretionary bonuses are limited by regulation to the maintenance of a capital conservation buffer of 2.5% and our future earnings and "eligible retained earnings" over rolling four calendar quarter periods; and (xxiii) other factors and risks described under "Risk Factors" herein and in any of our subsequent reports that we make with the Securities and Exchange Commission (the "Commission" or "SEC") under the Exchange Act.

All written or oral forward-looking statements that we make or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

BUSINESS INFORMATION

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company was incorporated in Delaware in 1990, and in 1994 it succeeded its Alabama predecessor as the bank holding company controlling AuburnBank, an Alabama state member bank with its principal office in Auburn, Alabama (the "Bank"). The Company and its predecessor have controlled the Bank since 1984. As a bank holding company, the Company may diversify into a broader range of financial services and other business activities than currently are permitted to the Bank under applicable laws and regulations. The holding company structure also provides greater financial and operating flexibility than is presently permitted to the Bank.

The Bank has operated continuously since 1907 and currently conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank has been a member of the Federal Reserve Bank of Atlanta (the "Federal Reserve Bank") since April 1995. The Bank's primary regulators are the Federal Reserve and the Alabama Superintendent of Banks (the "Alabama Superintendent"). The Bank has been a member of the Federal Home Loan Bank of Atlanta (the "FHLB-Atlanta") since 1991.

Services

The Bank operates its main office and 7 branches in Auburn, Opelika, Notasulga, and Valley, Alabama and a loan production office in Phenix City, Alabama. We evaluate the utilization of our existing facilities and customer preferences for online and mobile banking. In addition to opening our new main office in 2022, we closed one branch office in Auburn at the end of 2024, whose customers could be served conveniently and more efficiently by another existing Bank branch.

It offers checking, savings, transaction deposit accounts and certificates of deposit, and is an active residential mortgage lender in its primary service area. The Bank's primary service area includes the cities of Auburn and Opelika, Alabama and nearby surrounding areas in East Alabama, primarily in Lee County. The Bank also offers commercial, financial, agricultural, real estate construction and consumer loan products, and other financial services. The Bank operates ATM machines in 10 locations in its primary service area. The Bank offers Visa® Checkcards, which are debit cards with the Visa logo that work like checks and can be used anywhere Visa is accepted, including ATMs. The Bank's Visa Checkcards can be used internationally through the Plus® network. The Bank offers online banking, bill payment and other electronic banking services through its Internet website, *www.auburnbank.com*. Our online banking services, bill payment and electronic services are subject to certain cybersecurity risks. See "Risk Factors – Our information systems may experience interruptions and security breaches."

The Bank has not offered any services related to any Bitcoin or other digital or crypto instruments, stablecoins or businesses.

Loans and Loan Concentrations

The Bank makes loans for commercial, financial and agricultural purposes, as well as for real estate mortgages, real estate acquisition, construction and development and consumer purposes. While there are certain risks unique to each type of lending, management believes that there is more risk associated with commercial, real estate acquisition, construction and development, agricultural and consumer lending than with residential real estate mortgage loans. To help manage these risks, the Bank has established underwriting standards used in evaluating each extension of credit on an individual basis, which are substantially similar for each type of loan. These standards include a review of the economic conditions affecting the borrower, the borrower's financial strength and capacity to repay the debt, the underlying collateral and the borrower's past credit performance. We apply these standards at the time a loan is made and monitor them periodically throughout the life of the loan. See "Lending Practices" for a discussion of regulatory guidance on commercial real estate lending.

Our commercial real estate ("CRE") loans, including $55.4 million of loans on owner occupied property, as of December 31, 2024 totaled $290.2 million (51% of total loans). Our regulators' CRE Guidance excludes loans on owner occupied property from CRE. Excluding our owner-occupied loans, our CRE loans were $234.8 million (42% of total loans) at year end 2023. See "Lending Practices – *CRE*."

The Bank has loans outstanding to borrowers in all industries within our primary service area. Any adverse economic or other conditions affecting these industries would also likely have an adverse effect on the local workforce, other local businesses, and individuals in the community that have entered into loans with the Bank. For example, the auto manufacturing business and its suppliers have positively affected our local economy, but automobile sales manufacturing is cyclical and adversely affected by increases in interest rates. Decreases in automobile sales, including adverse changes due to interest rate increases and inflation, tariffs, supply chain disruptions (including changes resulting from the effects of tariffs and related changes in countries and producers in the supply chains) and a tight labor market, could adversely affect nearby Kia and Hyundai automotive plants and their suppliers' local spending and employment, and could adversely affect economic conditions in the markets we serve. However, management believes that due to the diversified mix of industries located within our markets, adverse changes in one industry may not necessarily affect other area industries to the same degree or within the same time frame. The Bank's primary service area also is subject to both local and national economic conditions and fluctuations. While most loans are made within our primary service area, some residential mortgage loans are originated outside the primary service area, and the Bank from time to time has purchased loan participations from outside its primary service area. We also may make loans to other borrowers outside these areas, especially where we have a relationship with the borrower, or its business or owners.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2024 and 2023 and our results of operations for the years ended December 31, 2024 and 2023. The purpose of this discussion is to provide information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein. In addition, this discussion and analysis contains forward-looking statements, so you should refer to Item 1A, "Risk Factors" and "Special Cautionary Notice Regarding Forward-Looking Statements". This includes Table 2 "Selected Financial Data."

OVERVIEW

The Company was incorporated in 1990 under the laws of the State of Delaware and became a bank holding company after it acquired its Alabama predecessor, which was a bank holding company established in 1984. The Bank, the Company's principal subsidiary, is an Alabama state-chartered bank that is a member of the Federal Reserve System and has operated continuously since 1907. Both the Company and the Bank are headquartered in Auburn, Alabama. The Bank conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank operates full-service branches in Auburn, Opelika, Notasulga and Valley, Alabama. The Bank also operates a loan production office in Phenix City, Alabama.

Summary of Results of Operations

		Year ended December 31		
(Dollars in thousands, except per share data)		**2024**		**2023**
Net interest income (a)	$	27,204	$	26,745
Less: tax-equivalent adjustment		79		417
Net interest income (GAAP)		27,125		26,328
Noninterest income		3,474		(2,981)
Total revenue		30,599		23,347
Provision for credit losses		36		135
Noninterest expense		22,166		22,594
Income tax expense (benefit)		2,000		(777)
Net earnings	$	6,397	$	1,395
Basic and diluted net earnings per share	$	1.83	$	0.40

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

Financial Summary

The Company's net earnings were $6.4 million for the full year 2024, compared to $1.4 million for the full year 2023. Basic and diluted net earnings per share were $1.83 per share for the full year 2024, compared to $0.40 per share for the full year 2023. Net earnings for 2023 reflected the sale of $117.6 million of available-for-sale securities for an after-tax loss of $(4.7) million, or $(1.35) per share related to the Company's balance sheet repositioning strategy in December 2023. Excluding this non-routine item, net earnings for the full year 2023 would have been $6.1 million, or $1.75 per share.

Net interest income (tax-equivalent) was $27.2 million in 2024, a 2% increase compared to $26.7 million in 2023. This increase was primarily due to improved net interest margin. The Company's net interest margin (tax-equivalent) was 3.06% in 2024, compared to 2.89% in 2023. The increase in net interest margin (tax-equivalent) was primarily due to loan growth and the December 2023 balance sheet repositioning, which resulted in a more favorable asset mix and higher yields on interest-earning assets in 2024. Average loans for 2024 were $568.7 million, a 9% increase from 2023.

At December 31, 2024, the Company's allowance for credit losses was $6.9 million, or 1.22% of total loans, compared to $6.9 million, or 1.23% of total loans, at December 31, 2023. Although the balance of the allowance for credit losses was largely unchanged, the decrease in the allowance for credit losses as a percentage of total loans was primarily due to improved economic forecasts.

The Company recorded a provision for credit losses of $36 thousand in 2024 compared to $135 thousand during 2023. The provision for credit losses under CECL is reflective of the Company's credit risk profile and the future economic outlook and forecasts. Our CECL model is largely influenced by economic factors including, most notably, the anticipated unemployment rate.

Noninterest income was $3.5 million in 2024 compared to a loss of $3.0 million in 2023. Excluding the pre-tax securities loss of $6.3 million related to the balance sheet repositioning strategy in 2023, noninterest income would have been $3.3 million for 2023.

Noninterest expense was $22.2 million in 2024 compared to $22.6 million in 2023. This decrease in noninterest expense reflects decreases in net occupancy and equipment expenses of $0.4 million, professional fees expense of $0.1 million, other noninterest expense of $0.2 million. These decreases were partially offset by increases in salaries and benefits expense of $0.4 million.

The provision for income taxes expense was $2.0 million for an effective tax rate of 23.82% for 2024, compared to a tax benefit of $0.8 million for a negative effective tax rate of (125.73)% for 2023. The Company's effective income tax rate is affected principally by tax-exempt earnings from the Company's investments in municipal securities, bank-owned life insurance, and New Markets Tax Credits. The effective tax rate increased primarily due to a decrease in the Company's investment in municipal securities following the balance sheet restructuring in the fourth quarter of 2023, and the adoption of FASB ASU 2023-02 Investments – Equity Method and Joint Ventures (Topic323) which allows the proportional amortization method for our NMTC investments, on January 1, 2024. With the adoption of this ASU, amortization of NMTCs are now included in income tax expense rather than noninterest expense. Additionally, the provision for income tax expense and the effective tax rates for 2024 included discrete tax items associated with provision to return adjustments in conjunction with the final 2023 tax return filing and the resolution of state examination activities, which resulted in additional tax expense.

The Company paid cash dividends of $1.08 per share in 2024, unchanged from 2023. At December 31, 2024, the Bank's regulatory capital ratios were well above the minimum amounts required to be "well capitalized" under current regulatory standards with a total risk-based capital ratio of 15.81%, a tier 1 leverage ratio of 10.49% and common equity tier 1 or (CET1) of 14.80% at December 31, 2024.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for credit losses, recurring and non-recurring fair value measurements, and the valuation of deferred tax assets, were critical to the determination of our financial position and results of operations.

Allowance for Credit Losses – Loans

The allowance for credit losses is estimated under the CECL methodology set forth in FASB ASC 326. The allowance for credit losses reflects management's estimate of the amount of credit losses expected to be recognized over the remaining life of the loans in our portfolio. This evaluation requires significant management judgment and is based upon relevant available information related to historical default and loss experience, current and projected economic conditions, and other portfolio-specific and environmental risk factors. Losses are predicted over a reasonable and supportable forecast period, and at the end of the reasonable and supportable period losses revert to long term historical averages. The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and on an individual basis for loans that do not share similar risk characteristics with the collectively evaluated pools. There are factors beyond our control, such as changes in projected economic conditions, real estate markets or particular industry conditions which may materially impact asset quality and the adequacy of the allowance for credit losses and thus the resulting provision for credit losses. The allowance is adjusted through provision for credit losses and decreased by charge-offs, net of recoveries of amounts previously charged-off. See Note 1 - Summary of Significant Accounting Policies and Note 5 - Loans and Allowance for Credit Losses in the notes to our consolidated financial statements in this report.

Fair Value Determination

U.S. GAAP requires management to value and disclose certain of the Company's assets and liabilities at fair value, including investments classified as available-for-sale and derivatives. ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. For more information regarding fair value measurements and disclosures, please refer to Note 1 - Summary of Significant Accounting Policies and Note 13, Fair Value in the notes to the consolidated financial statements that accompany this report.

Fair values are based on active market prices of identical assets or liabilities when available. Comparable assets or liabilities or a composite of comparable assets in active markets are used when identical assets or liabilities do not have readily available active market pricing. However, some of the Company's assets or liabilities lack an available or comparable trading market characterized by frequent transactions between willing buyers and sellers. In these cases, fair value is estimated using pricing models that use discounted cash flows and other pricing techniques. Pricing models and their underlying assumptions are based upon management's best estimates for appropriate discount rates, default rates, prepayments, market volatility and other factors, taking into account current observable market data and experience. These assumptions may have a significant effect on the reported fair values of assets and liabilities and the related income and expense. As such, the use of different models and assumptions, as well as changes in market conditions, could result in materially different net earnings and retained earnings results.

Deferred Tax Asset Valuation

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2024 we had total deferred tax assets of $10.2 million included as "other assets", including $9.9 million resulting from unrealized losses in our securities portfolio. Based upon the level of taxable income over the last three years and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2024. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced. See Note 1 - Summary of Significant Accounting Policies and Note 10 – Income Taxes in the notes to the consolidated financial statements that accompany this report.

Average Balance Sheet and Interest Rates

| | | | | Year ended December 31 | | |
| | 2024 | | | 2023 | | |
(Dollars in thousands)	Average Balance	Yield/ Rate		Average Balance	Yield/ Rate	
Loans and loans held for sale	$ 568,733	5.23%	$	523,838	4.76%	
Securities - taxable	248,072	2.19%		335,366	2.15%	
Securities - tax-exempt (a)	10,084	3.70%		52,122	3.81%	
Total securities	258,156	2.25%		387,488	2.37%	
Federal funds sold	17,907	5.24%		5,221	4.79%	
Interest bearing bank deposits	44,634	5.23%		8,593	4.92%	
Total interest-earning assets	889,430	4.36%		925,140	3.76%	
Deposits:						
NOW	192,702	1.39%		193,451	0.99%	
Savings and money market	251,778	0.86%		289,235	0.74%	
Certificates of deposit	195,097	3.46%		175,085	2.25%	
Total interest-bearing deposits	639,577	1.81%		657,771	1.21%	
Short-term borrowings	628	0.48%		3,255	2.21%	
Total interest-bearing liabilities	640,205	1.81%		661,026	1.22%	
Net interest income and margin (a)	$ 27,204	3.06%	$	26,745	2.89%	

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

RESULTS OF OPERATIONS

Net Interest Income and Margin

Net interest income (tax-equivalent) was $27.2 million in 2024, a 2% increase compared to $26.7 million in 2023. This increase was primarily due to improved net interest margin. The Company's net interest margin (tax-equivalent) was 3.06% in 2024, compared to 2.89% in 2023. The increase in net interest margin (tax-equivalent) was primarily due to loan growth and the balance sheet repositioning strategy the Company completed in the fourth quarter of 2023, which resulted in a more favorable asset mix and higher yields on interest-earning assets in 2024. This was partially offset by higher market interest rates, which increased our cost of funds, generally, and changes in our deposit mix to higher cost interest-bearing deposits.

The tax-equivalent yield on total interest-earning assets increased by 60 basis points to 4.36% in 2024 compared to 3.76% in 2023. Average loans for 2024 were $568.7 million, a 9% increase from 2023.

The cost of total interest-bearing liabilities increased by 59 basis points to 1.81% in 2024 compared to 1.22% in 2023. Average interest-bearing deposits were $639.6 million during 2024, a 3% decrease compared to $657.8 million during 2023. As of December 31, 2024, average interest-bearing deposits were 71% of average total deposits compared to 69% on December 31, 2023. Since March 2022, the Federal Reserve increased the target federal funds rate by 525 basis points before announcing a 50-basis points rate reduction on September 18, 2024, its first decrease in rates since its March 2020 COVID rate reduction, followed by two 25 basis points reduction in October and December 2024. At year end the target federal funds rate ranged from 4.25% - 4.50%.

The Company continues to deploy various asset liability management strategies to manage its risk from interest rate fluctuations. Deposit and loan pricing remains competitive in our markets. We believe that interest rates, inflation and monetary policy may continue to fluctuate in 2025 and may be challenging as a result. Our ability to compete and manage our deposits costs until our interest-earning assets reprice and we generate new fixed rate loans with current market interest rates will be important to our net interest margin during 2025.

Provision for Credit Losses

The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is adequate to provide coverage for all expected credit losses. The Company recorded a provision for credit losses of $36 thousand during 2024, compared to $135 thousand for 2023. Provision for credit losses expense is affected by growth in our loan portfolio, our internal assessment of the credit quality of the loan portfolio, our expectations about future economic conditions and net charge-offs. Our CECL model is largely influenced by economic factors including, most notably, the anticipated unemployment rate, which may be affected by monetary policy.

Our allowance for credit losses reflects an amount we believe appropriate, based on our allowance assessment methodology, to adequately cover all expected credit losses as of the date the allowance is determined. At December 31, 2024, the Company's allowance for credit losses was $6.9 million, or 1.22% of total loans, compared to $6.9 million, or 1.23% of total loans, at December 31, 2023. Although the balance of the allowance for credit losses was largely unchanged, the decrease in the allowance for credit losses as a percentage of total loans was primarily due to improved economic forecasts.

Noninterest Income

		Year ended December 31		
(Dollars in thousands)		2024		2023
Service charges on deposit accounts	$	614	$	603
Mortgage lending		608		430
Bank-owned life insurance		403		411
Securities losses, net		—		(6,295)
Other		1,849		1,870
Total noninterest income	$	3,474	$	(2,981)

The Company's noninterest income from mortgage lending is primarily attributable to the (1) origination and sale of new mortgage loans and (2) servicing of mortgage loans. Origination income, net, is comprised of gains or losses from the sale of the mortgage loans originated, origination fees, underwriting fees and other fees associated with the origination of mortgage loans, which are netted against the commission expense associated with these originations. The Company's normal practice is to originate mortgage loans for sale in the secondary market and to either sell or retain the MSRs when the loan is sold.

MSRs are recognized based on the fair value of the servicing right on the date the corresponding mortgage loan is sold. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Servicing fee income is reported net of any related amortization expense.

The Company evaluates MSRs for impairment quarterly. Impairment is determined by grouping MSRs by common predominant characteristics, such as interest rate and loan type. If the aggregate carrying amount of a particular group of MSRs exceeds the group's aggregate fair value, a valuation allowance for that group is established. The valuation allowance is adjusted as the fair value changes. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs. The following table presents a breakdown of the Company's mortgage lending income for 2024 and 2023.

		Year ended December 31		
(Dollars in thousands)		2024		2023
Origination income	$	261	$	71
Servicing fees, net		347		359
Total mortgage lending income	$	608	$	430

The Company's income from mortgage lending typically fluctuates as mortgage interest rates change and is primarily attributable to the origination and sale of new mortgage loans. The increase in mortgage lending income was primarily related to the Company increasing the number of mortgage loans originated for sale during 2024 relative to the number of mortgage loans originated and held for investment during 2023.

Income from bank-owned life insurance was $403 thousand and $411 thousand for 2024 and 2023 respectively. Excluding a $52 thousand non-taxable death benefit received during the first quarter of 2023, income from bank-owned life insurance would have been $359 thousand for 2023.

Securities losses, net for 2023 were related to the Company selling approximately $117.6 million of its available-for-sale securities, resulting in a net loss of approximately $6.3 million as part of its balance sheet repositioning strategy.

Noninterest Expense

		Year ended December 31		
(Dollars in thousands)		2024		2023
Salaries and benefits	$	12,534	$	12,101
Net occupancy and equipment		2,508		2,954
Professional fees		1,188		1,299
FDIC and other regulatory assessments		564		631
Other		5,372		5,609
Total noninterest expense	$	22,166	$	22,594

Salaries and benefits increased during 2024 compared to 2023 primarily due to routine annual increases in salaries and wages.

The decrease in net occupancy and equipment expense was primarily due to an increase in leasing income.

The decrease in other noninterest expense was primarily due to the Company's adoption of ASU 2023-02 which allows the proportional amortization method for our NMTC investments, on January 1, 2024. With the adoption of this ASU, amortization of NMTCs are now included in income tax expense. During 2023 other noninterest expense included $0.4 million related to our equity method investment in NMTCs. This decrease was partially offset by various increases in other noninterest expense accounts during 2024.

Income Tax Expense

The provision for income taxes expense was $2.0 million for an effective tax rate of 23.82% for 2024, compared to a tax benefit of $0.8 million for a negative effective tax rate of (125.73)% for 2023. The Company's effective income tax rate is affected principally by tax-exempt earnings from the Company's investments in municipal securities, bank-owned life insurance, and New Markets Tax Credits. The effective tax rate increased primarily due to a decrease in the Company's investment in municipal securities following the balance sheet restructuring in the fourth quarter of 2023, and the adoption of FASB ASU 2023-02 Investments – Equity Method and Joint Ventures (Topic323) which allows the proportional amortization method for our NMTC investments, on January 1, 2024. With the adoption of this ASU, amortization of NMTCs are now included in income tax expense rather than noninterest expense. Additionally, the provision for income tax expense and the effective tax rates for 2024 included discrete tax items associated with provision to return adjustments in conjunction with the final 2023 tax return filing and the resolution of state examination activities, which resulted in additional tax expense.

BALANCE SHEET ANALYSIS

Securities

Securities available-for-sale were $243.0 million at December 31, 2024, compared to $270.9 million at December 31, 2023. This decrease reflects a decrease in the amortized cost basis of securities available-for-sale of $27.1 million, and a decrease of $0.8 million in the fair value of securities available-for-sale. The decrease in the amortized cost basis of securities available-for-sale was primarily attributable to normal paydowns and maturities. The average annualized tax-equivalent yields earned on total securities were 2.25% in 2024 and 2.37% in 2023.

The following table shows the carrying value and weighted average yield of securities available-for-sale as of December 31, 2024 according to contractual maturity. Actual maturities may differ from contractual maturities of mortgage-backed securities ("MBS") because the mortgages underlying the securities may be called or prepaid in whole or in part, with or without penalty.

(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	December 31, 2024 Total Fair Value
Agency obligations	$ —	26,655	25,756	—	52,411
Agency MBS	10	19,863	14,904	138,899	173,676
State and political subdivisions	—	966	8,244	7,715	16,925
Total available-for-sale	$ 10	47,484	48,904	146,614	243,012
Weighted average yield (1):					
Agency obligations	—	1.35%	1.70%	—	1.53%
Agency MBS	3.14%	1.20%	1.95%	2.20%	2.07%
State and political subdivisions	—	2.37%	1.96%	2.38%	2.17%
Total available-for-sale	3.14%	1.31%	1.82%	2.21%	1.96%

(1) Yields are calculated based on amortized cost.

Loans

(In thousands)	December 31 2024	2023
Commercial and industrial	$ 63,274	73,374
Construction and land development	82,493	68,329
Commercial real estate	289,992	287,307
Residential real estate	118,627	117,457
Consumer installment	9,631	10,827
Total loans	564,017	557,294

Total loans, net of unearned income, were $564.0 million at December 31, 2024, and $557.3 million at December 31, 2023, an increase of $6.7 million, or 1%. Four loan categories represented the majority of the loan portfolio at December 31, 2024: commercial real estate (51%), residential real estate (21%), construction and land development (15%), and commercial and industrial (11%). Approximately 19% of the Company's commercial real estate loans were classified as owner-occupied at December 31, 2024.

Within the residential real estate portfolio segment, the Company had junior lien mortgages of approximately $11.2 million, or 2%, and $8.7 million, or 2%, of total loans at December 31, 2024 and 2023, respectively. For residential real estate mortgage loans with a consumer purpose, the Company had no loans that required interest only payments at December 31, 2024 and 2023. The Company's residential real estate mortgage portfolio does not include any option ARM loans, subprime loans, or any material amount of other consumer mortgage products which are generally viewed as high risk.

The average yield earned on loans and loans held for sale was 5.23% in 2024 and 4.76% in 2023.

The specific economic and credit risks associated with our loan portfolio include, but are not limited to, the effects of current economic conditions, including the levels of market interest rates, supply chain disruptions, commercial office occupancy levels, housing supply shortages, and effects of inflation on our borrowers' cash flows, real estate market sales volumes and liquidity, valuations used in making loans and evaluating collateral, availability and cost of financing properties, real estate industry concentrations, competitive pressures from a wide range of other lenders, deterioration in certain credits, interest rate fluctuations, reduced collateral values or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of applicable laws and regulations. Various projects financed earlier that were based on lower interest rate assumptions than currently in effect may not be as profitable or successful at the higher interest rates currently in effect and which may exist in the future. See "Risk Factors."

The Company attempts to reduce these economic and credit risks through its loan-to-value guidelines for collateralized loans, investigating the creditworthiness of borrowers and monitoring borrowers' financial position. Also, we have established and periodically review, our lending policies and procedures. Banking regulations limit a bank's credit exposure by prohibiting unsecured loan relationships that exceed 10% of its capital; or 20% of capital, if loans in excess of 10% of capital are fully secured. Under these regulations, we are prohibited from having secured loan relationships in excess of approximately $22.7 million. Furthermore, we have an internal limit for aggregate credit exposure (loans outstanding plus unfunded commitments) to a single borrower of $20.4 million. Our loan policy requires that the Loan Committee of the Board of Directors approve any loan relationships that exceed this internal limit. At December 31, 2024, the Bank had one loan relationship exceeding our internal limit.

We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists in any one or more industries. We use classification systems broadly accepted by the financial services industry in order to categorize our commercial borrowers. Loan concentrations to borrowers in the following classes exceeded 25% of the Bank's total risk-based capital at December 31, 2024 (and related balances at December 31, 2023).

		December 31		
(In thousands)		2024		2023
Lessors of 1-4 family residential properties	$	58,228	$	56,912
Multi-family residential properties		43,556		45,841
Shopping centers/strip malls		37,349		27,128
Hotel/motel		35,210		39,131
Office buildings		29,780		30,871

On January 1, 2023, the Company adopted ASC 326 and its CECL methodology, which required us to estimate all expected credit losses over the remaining life of our loan portfolio. The Company maintains the allowance for credit losses at a level that management believes appropriate to adequately cover the Company's estimate of expected losses in the loan portfolio. The allowance for credit losses was $6.9 million at December 31, 2024 and 2023, respectively, which management believed to be adequate at each of the respective dates. Our allowance for credit losses as a percentage of total loans was 1.22% at December 31, 2024, compared to 1.23% at December 31, 2023.

Our CECL models rely largely on projections of macroeconomic conditions to estimate future credit losses. Macroeconomic factors used in the model include the Alabama unemployment rate, the Alabama home price index, the national commercial real estate price index and the Alabama gross state product. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default.

Under the CECL methodology the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and on an individual basis for loans that do not share similar risk characteristics with the collectively evaluated pools. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. At December 31, 2024 and 2023, reasonable and supportable periods of 4 quarters were utilized followed by an 8 quarter straight line reversion period to long term averages. See Note 5 to our Financial Statements.

A summary of the changes in the allowance for credit losses on loans and certain asset quality ratios for the years ended December 31, 2024 and 2023 are presented below.

(Dollars in thousands)		Year ended December 31		
		2024		2023
Allowance for credit losses:				
Balance at beginning of period	$	6,863		5,765
Impact of adopting ASC 326		—		1,019
Charge-offs:				
Commercial and industrial		(9)		(164)
Residential real estate		(61)		—
Consumer installment		(114)		(105)
Total charge-offs		(184)		(269)
Recoveries:				
Commercial and industrial		144		204
Residential real estate		9		14
Consumer installment		45		5
Total recoveries		198		223
Net recoveries (charge-offs)		14		(46)
(Reversal of) provision for credit losses		(6)		125
Ending balance	$	6,871		6,863
as a % of loans		1.22 %		1.23
as a % of nonperforming loans		1,366 %		753
Net charge-offs as a % of average loans		— %		0.01

Nonperforming Assets

At December 31, 2024 the Company had $0.5 million in nonperforming assets compared to $0.9 million at December 31, 2023.

The table below provides information concerning total nonperforming assets and certain asset quality ratios.

(Dollars in thousands)		December 31		
		2024		2023
Nonperforming assets:				
Nonperforming (nonaccrual) loans	$	503		911
Total nonperforming assets	$	503		911
as a % of loans and other real estate owned		0.09 %		0.16
as a % of total assets		0.05 %		0.09
Nonperforming loans as a % of total loans		0.09 %		0.16
Accruing loans 90 days or more past due	$	—		—

The table below provides information concerning the composition of nonaccrual loans at December 31, 2024 and 2023, respectively.

		December 31	
(In thousands)		2024	2023
Nonaccrual loans:			
Commercial and industrial	$	99	—
Construction and land development		404	—
Commercial real estate		—	783
Residential real estate		—	128
Total nonaccrual loans	$	503	911

The Company discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection.

There were no loans 90 days past due and still accruing interest at December 31, 2024 and 2023, respectively.

The Company had no OREO at December 31, 2024 and 2023, respectively.

Deposits

		December 31	
(In thousands)		2024	2023
Noninterest bearing demand	$	260,874	270,723
NOW		199,883	190,724
Money market		153,916	148,040
Savings		89,904	88,541
Certificates of deposit under $250,000		103,594	100,572
Certificates of deposit and other time deposits of $250,000 or more		87,653	97,643
Total deposits	$	895,824	896,243

Total deposits were stable and decreased only $0.4 million to $895.8 million at December 31, 2024, compared to $896.2 million at December 31, 2023. Noninterest-bearing deposits were $260.9 million, or 29% of total deposits, at December 31, 2024, compared to $270.7 million, or 30% of total deposits at December 31, 2023. At December 31, 2024, the Company had $74.1 million reciprocal deposits sold, compared to $59.0 million at December 31, 2023. The Company had no brokered deposits at December 31, 2024 and 2023. The Company had no FHLB-Atlanta advances or other wholesale borrowings outstanding at December 31, 2024 and 2023.

The average rates paid on total interest-bearing deposits were 1.81% in 2024 and 1.21% in 2023.

At December 31, 2024, estimated uninsured deposits totaled $359.7 million, or 40% of total deposits, compared to $356.3 million, or 40% of total deposits at December 31, 2023. During 2023, the Bank began participating in the Certificates of Deposit Account Registry Service (the "CDARS") and the Insured Cash Sweep product ("ICS"), which provide for reciprocal ("two-way") transactions among banks facilitated by IntraFi for the purpose of maximizing FDIC insurance. The Company had reciprocal deposits on balance sheet of $6.9 million at December 31, 2024, compared to none at December 31, 2023. Uninsured amounts are estimated based on the portion of account balances that exceed FDIC insurance limits. The Bank's uninsured deposits at December 31, 2024 and 2023 include approximately $223.1 million and $206.2 million, respectively, of deposits of state, county and local governments that are collateralized by securities having a fair value equal to such deposits. Deposits of state, county and local governments were 62% and 53% of our estimated uninsured deposits at December 31, 2024 and 2023, respectively.

The estimated uninsured time deposits by maturity as of December 31, 2024 is presented below.

(Dollars in thousands)		December 31, 2024
Maturity of:		
3 months or less	$	8,353
Over 3 months through 6 months		23,669
Over 6 months through 12 months		23,939
Over 12 months		2,442
Total estimated uninsured time deposits	$	58,403

Other Borrowings

The Company had no long-term debt at December 31, 2024 and 2023. The Bank utilizes short and long-term non-deposit borrowings from time to time. Short-term borrowings generally consist of federal funds purchased and securities sold under agreements to repurchase with an original maturity of one year or less. The Bank had available federal funds lines totaling $65.2 million and $61.0 million, respectively, at December 31, 2024 and 2023 with no federal funds borrowed. The Company had no securities sold under agreements to repurchase, which are entered into on behalf of certain customers, at December 31, 2024, compared to $1.5 million at December 31, 2023. The Bank is eligible to borrow from the FRB's discount window, but had no such borrowings at December 31, 2024 and 2023. The Bank never borrowed from the Federal Reserve's Bank Term Facility Program ("BTFP") which ceased making new loans on March 11, 2024.

The Bank is a member of the FHLB-Atlanta and has borrowed from the FHLB-Atlanta, and in the future may borrow from time to time under the FHLB-Atlanta's advance program. FHLB-Atlanta advances include both fixed and variable terms, and provide various maturities, and generally are secured by eligible assets. The Bank had no borrowings under FHLB-Atlanta's advance program at December 31, 2024 and 2023, respectively. At those dates, the Bank had $296.9 million and $309.1 million, respectively, of available lines of credit at the FHLB-Atlanta.

The average rates paid on short-term borrowings were 0.48% and 2.21% in 2024 and 2023, respectively.

CAPITAL ADEQUACY

At December 31, 2024, the Company's consolidated stockholders' equity (book value) was $78.3 million, or $22.41 per share, compared to $76.5 million, or $21.9 per share, at December 31, 2023. The increase from December 31, 2023 was primarily driven by net earnings of $6.4 million. The increase were partially offset by cash dividends paid of $3.8 million, other comprehensive loss of $0.6 million related to unrealized gains/losses on securities available-for-sale, net of tax and a one-time charge of $0.3 million, net of tax, for the cumulative effect to adopt the NMTC accounting standard on January 1, 2024. Unrealized securities losses do not affect the Bank's capital for regulatory capital purposes.

The Company paid cash dividends of $1.08 per share in 2024, unchanged from the same period in 2023.

On January 1, 2015, the Company and Bank became subject to the Basel III regulatory capital framework. The rules included the implementation of a capital conservation buffer of CET1 capital of 2.5% that is added to the minimum requirements for capital adequacy purposes. A banking organization with a capital conservation buffer of 2.5% or less is subject to limitations on "distributions" from "eligible retained earnings", including dividend payments, share repurchases and certain discretionary bonus payments. At December 31, 2024 and 2023, the Bank had a capital conservation buffer of 7.81% and 7.52%, respectively.

On August 26, 2020, the Federal Reserve and the other federal banking regulators adopted a final rule that amended the capital conservation buffer. The new rule revises the definition of "eligible retained income" for purposes of the maximum payout ratio to allow banking organizations to more freely use their capital buffers to promote lending and other financial intermediation activities, by making the limitations on capital distributions more gradual. The eligible retained income is now the greater of (i) net income for the four preceding quarters, net of distributions and associated tax effects not reflected in net income; and (ii) the average of all net income over the preceding four quarters. Banking organizations were encouraged to make prudent capital distribution decisions.

The Federal Reserve has treated us as a "small bank holding company' under the Federal Reserve's Small Bank Holding Company Policy. Accordingly, our capital adequacy is evaluated at the Bank level, and not for the Company and its consolidated subsidiaries. The Bank's tier 1 leverage ratio was 10.49%, CET1 risk-based capital ratio was 14.80%, tier 1 risk-based capital ratio was 14.80%, and total risk-based capital ratio was 15.81% at December 31, 2024. These ratios exceed the minimum regulatory capital percentages of 5.0% for tier 1 leverage ratio, 6.5% for CET1 risk-based capital ratio, 8.0% for tier 1 risk-based capital ratio, and 10.0% for total risk-based capital ratio to be considered "well capitalized." The Bank's capital conservation buffer was 7.81% at December 31, 2024.

MARKET AND LIQUIDITY RISK MANAGEMENT

Management's objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. The Bank's Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure an acceptable asset/liability composition. Two critical areas of focus for ALCO are interest rate risk and liquidity risk management.

Interest Rate Risk Management

In the normal course of business, the Company is exposed to market risk arising from fluctuations in interest rates because assets and liabilities may mature or reprice at different times and at different rates of change. For example, if liabilities reprice faster than assets, and interest rates are generally rising, earnings will initially decline. In addition, assets and liabilities may reprice at the same time but by different amounts. For example, when the general level of interest rates is rising, the Company may increase rates paid on interest bearing demand deposit accounts and savings deposit accounts by an amount that is less than the general increase in market interest rates. Also, short-term and long-term market interest rates may change by different amounts and at different levels of interest rates and rates of change. For example, a flattening yield curve may reduce the interest spread between new loan yields and funding costs. The yield curve was inverted until it began to normalize in September 2024. An inverted yield curve reduces the net interest margin expansion that may be expected otherwise as interest rates rise. Further, the remaining maturity of various assets and liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates decline sharply, mortgage-backed securities in the securities portfolio may prepay earlier than anticipated, which could reduce earnings. Interest rates may also have a direct or indirect effect on loan demand, loan losses, mortgage origination volume, the fair value of MSRs and other items affecting earnings.

ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements used to help manage interest rate sensitivity include an earnings simulation and an economic value of equity model.

Earnings simulation

Management believes that interest rate risk is best estimated by our earnings simulation modeling. On at least a quarterly basis, we simulate the following 12-month time period to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of market interest rates for the next 12 months and other factors in order to produce various earnings simulations and estimates.

To help limit interest rate risk, we have guidelines for earnings at risk which seek to limit the variance of net interest income from gradual changes in interest rates. For changes up or down in rates from management's flat interest rate forecast over the next 12 months, policy limits for net interest income variances are as follows:

+/- 20% for a gradual change of 400 basis points

+/- 15% for a gradual change of 300 basis points

+/- 10% for a gradual change of 200 basis points

+/- 5% for a gradual change of 100 basis points

The following table reports the variance of net interest income over the next 12 months assuming a gradual change in interest rates up or down when compared to the baseline net interest income forecast at December 31, 2024.

Changes in Interest Rates	Net Interest Income % Variance
400 basis points	0.47 %
300 basis points	0.74
200 basis points	0.67
100 basis points	0.35
(100) basis points	(0.92)
(200) basis points	(1.49)
(300) basis points	(1.75)
(400) basis points	(2.20)

At December 31, 2024, our earnings simulation model indicated that we were in compliance with the policy guidelines noted above.

Economic Value of Equity

Economic value of equity ("EVE") measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are estimated by discounting expected cash flows from assets, liabilities and off-balance sheet items, to which establish a base case EVE. In contrast with our earnings simulation model which evaluates interest rate risk over a 12-month timeframe, EVE uses a terminal horizon which allows for the re-pricing of all assets, liabilities, and off-balance sheet items. Further, EVE is measured using values as of a point in time and does not reflect any actions that ALCO might take in responding to or anticipating changes in interest rates, or market and competitive conditions.

To help limit interest rate risk, we have stated policy guidelines for an instantaneous basis point change in interest rates, such that our EVE should not decrease from our base case by more than the following:

35% for an instantaneous change of +/- 400 basis points

30% for an instantaneous change of +/- 300 basis points

25% for an instantaneous change of +/- 200 basis points

15% for an instantaneous change of +/- 100 basis points

The following table reports the variance of EVE assuming an immediate change in interest rates up or down when compared to the baseline EVE at December 31, 2024.

Changes in Interest Rates	EVE % Variance
400 basis points	0.43 %
300 basis points	1.69
200 basis points	2.05
100 basis points	1.41
(100) basis points	(2.61)
(200) basis points	(8.19)
(300) basis points	(17.50)
(400) basis points	(30.86)

At December 31, 2024, our EVE model indicated that we were in compliance with the policy guidelines noted above.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates, and other economic and market factors, including market perceptions. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates or economic stress, which may differ across industries and economic sectors. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios in seeking satisfactory, consistent levels of profitability within the framework of the Company's established liquidity, loan, investment, borrowing, and capital policies.

The Company may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. From time to time, the Company may enter into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, but are not designated as hedging instruments. At December 31, 2024 and 2023, the Company had no derivative contracts to assist in managing interest rate sensitivity.

Liquidity Risk Management

Liquidity is the Company's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand and maturing obligations. Without proper management of its liquidity, the Company could experience higher costs of obtaining funds due to insufficient liquidity, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Liquidity is managed at two levels. The first is the liquidity of the Company. The second is the liquidity of the Bank. The management of liquidity at both levels is essential, because the Company and the Bank are separate and distinct legal entities with different funding needs and sources, and each are subject to regulatory guidelines and requirements. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations and dividends. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions.

The primary source of funding and liquidity for the Company has been dividends received from the Bank. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations, if any, and cash dividends on, and repurchases of, Company common stock. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions. If needed, the Company could also issue common stock or other securities.

Primary sources of funding for the Bank include customer deposits, other borrowings, interest payments on earning assets, repayment and maturity of securities and loans, sales of securities, and the sale of loans, particularly residential mortgage loans. Primary uses of funds include repayment of maturing obligations and growing the loan portfolio.

The Bank has access to federal funds lines from various banks and borrowings from the Federal Reserve discount window, although it was not used by the Bank. In addition to these sources, the Bank is eligible to participate in the FHLB-Atlanta's advance program to obtain funding for growth and liquidity. Advances include both fixed and variable terms and may be taken out with varying maturities. At December 31, 2024, the Bank had no FHLB-Atlanta advances outstanding and available credit from the FHLB-Atlanta of $296.9 million. At December 31, 2024, the Bank also had $65.2 million of available federal funds lines with no borrowings outstanding.

The following table presents additional information about our contractual obligations as of December 31, 2024, which by their terms had contractual maturity and termination dates subsequent to December 31, 2024:

| (Dollars in thousands) | | Total | Payments due by period | | | |
			1 year or less	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligations:						
Deposit maturities (1)	$	895,824	879,185	14,239	2,400	—
Operating lease obligations		246	81	120	45	—
Total	$	896,070	879,266	14,359	2,445	—

(1) Deposits with no stated maturity (demand, NOW, money market, and savings deposits) are presented in the "1 year or less" column

Management believes that the Company and the Bank have adequate sources of liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next 12 months.

Off-Balance Sheet Arrangements

At December 31, 2024, the Bank had outstanding standby letters of credit of $0.7 million and unfunded loan commitments outstanding of $84.7 million. Because these commitments generally have fixed expiration dates and may expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank could use its cash and cash equivalents, deposits with other banks, liquidate federal funds sold or a portion of its securities available-for-sale, or draw on its available credit facilities or raise deposits.

Residential mortgage lending and servicing activities

We primarily sell conforming residential mortgage loans in the secondary market to Fannie Mae while retaining the servicing of these loans (MSRs). The sale agreements for these residential mortgage loans with Fannie Mae and other investors include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the representations and warranties vary among investors, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, among other matters.

The Bank sells mortgage loans to Fannie Mae and services these on an actual/actual basis. As a result, the Bank is not obligated to make any advances to Fannie Mae on principal and interest on such mortgage loans where the borrower is entitled to forbearance.

As of December 31, 2024, the unpaid principal balance of residential mortgage loans, which we have originated and sold, but retained the servicing rights (MSRs) totaled $204.4 million. Although these loans are generally sold on a non-recourse basis, except for breaches of customary seller representations and warranties, we may have to repurchase residential mortgage loans in cases where we breach such representations or warranties or the other terms of the sale, such as where we fail to deliver required documents or the documents we deliver are defective. Investors also may require the repurchase of a mortgage loan when an early payment default underwriting review reveals significant underwriting deficiencies, even if the mortgage loan has subsequently been brought current. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor and to determine if a contractually required repurchase event has occurred. We seek to reduce and manage the risks of potential repurchases or other claims by mortgage loan investors through our underwriting, quality assurance and servicing practices, including good communications with our residential mortgage investors.

We service all residential mortgage loans originated and sold by us to Fannie Mae. As servicer, our primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or take other actions to mitigate the potential losses to investors consistent with the agreements governing our rights and duties as servicer.

The agreement under which we act as servicer generally specifies our standards of responsibility for actions taken by us in such capacity and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards are determined by servicing guides issued by Fannie Mae as well as our contracts with Fannie Mae. Remedies could include repurchase of an affected loan.

Although to date repurchase requests related to representation and warranty provisions, and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency if investors more aggressively pursue all means of recovering losses on their purchased loans. As of December 31, 2024, we believe that this exposure is not material due to the historical level of repurchase requests and loss trends, the results of our quality control reviews, and the fact that 99% of our residential mortgage loans serviced for Fannie Mae were current as of such date. We maintain ongoing communications with our investors and will continue to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in our investor portfolios.

The Company was not required to repurchase any loans during 2024 and 2023 as a result of representation and warranty provisions contained in the Company's sale agreements with Fannie Mae, and had no pending repurchase or make-whole requests at December 31, 2024.

Effects of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Inflation can increase our noninterest expenses. It also can affect our customers' behaviors, the mix of deposits between interest and noninterest bearing, the levels of interest rates we have to pay on our deposits and other borrowings, and the interest rates we earn on our earning assets. The difference between our interest expense and interest income is also affected by the shape of the yield curve and the speeds and amounts at which our various assets and liabilities, respectively, reprice in response to interest rate changes. The yield curve was inverted during most of 2024, until September, when it began to normalize. An inverted yield curve which means shorter term interest rates are higher than longer term interest rates. This results in a lower spread between our costs of funds and our interest income. In addition, net interest income could be affected by asymmetrical changes in the different interest rate indexes, given that not all of our assets or liabilities are priced with the same index. Higher market interest rates and reductions in the securities held by the Federal Reserve to reduce inflation generally reduce economic activity and may reduce loan demand and growth, and may adversely affect unemployment rates. Inflation and related changes in market interest rates, as the Federal Reserve maintains interest rates to meet its longer-term inflation goal of 2%, also can adversely affect the values and liquidity of our loans and securities, the value of collateral securing loans to our borrowers, and the success of our borrowers and such borrowers' available cash to pay interest on and principal of our loans to them.

Beginning in September 2024, in light of inflation moderating, the FOMC had three reductions in its target federal funds rate range totaling 100 basis points to 4.25% to 4.50%. While the FOMC reaffirmed its target inflation rate of 2% over the longer run, it indicated it was "recalibrating" its policy based on decreasing inflation rates and the risks of increasing unemployment, but would act on incoming data, the evolving outlook and the balance of the risks of inflation and unemployment levels. In the future, the Federal Reserve could further decrease target interest rates, or could increase such target rates, depending on the data and its outlook. See "Supervision and Regulation – Fiscal and Monetary Policies" and "- Recent Developments – New Administration."

CURRENT ACCOUNTING DEVELOPMENTS

The following ASU has been issued by the FASB but is not yet effective.

- ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*

Information about this pronouncement is described in more detail below.

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, the amendments in this Update enhance the transparency and decision usefulness of income tax disclosures. For public business entities, the new standard is effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on the Company's consolidated financial statements.

Table 1 – Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this annual report on Form 10-K includes certain designated net interest income amounts presented on a tax-equivalent basis, a non-GAAP financial measure, including the presentation of total revenue and the calculation of the efficiency ratio.

The Company believes the presentation of net interest income on a tax-equivalent basis provides comparability of net interest income from both taxable and tax-exempt sources and facilitates comparability within the industry. Although the Company believes these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

				Year ended December 31		
(In thousands)		**2024**	**2023**	**2022**	**2021**	**2020**
Net interest income (GAAP)	$	27,125	26,328	27,166	23,990	24,338
Tax-equivalent adjustment		79	417	456	470	492
Net interest income (Tax-equivalent)	$	27,204	26,745	27,622	24,460	24,830

Table 2 - Selected Financial Data

(Dollars in thousands, except per share amounts)		2024	2023	2022	2021	2020
Income statement						
Tax-equivalent interest income (a)	$	38,811	34,791	30,001	26,977	28,686
Total interest expense		11,607	8,046	2,379	2,517	3,856
Tax equivalent net interest income (a)		27,204	26,745	27,622	24,460	24,830
Provision for credit losses		36	135	1,000	(600)	1,100
Total noninterest income		3,474	(2,981)	6,506	4,288	5,375
Total noninterest expense		22,166	22,594	19,823	19,433	19,554
Net earnings before income taxes and tax-equivalent adjustment		8,476	1,035	13,305	9,915	9,551
Tax-equivalent adjustment		79	417	456	470	492
Income tax expense		2,000	(777)	2,503	1,406	1,605
Net earnings	$	6,397	1,395	10,346	8,039	7,454
Per share data:						
Basic and diluted net earnings	$	1.83	0.40	2.95	2.27	2.09
Cash dividends declared	$	1.08	1.08	1.06	1.04	1.02
Weighted average shares outstanding basic and diluted		3,493,690	3,498,030	3,510,869	3,545,310	3,566,207
Shares outstanding		3,493,699	3,493,614	3,503,452	3,520,485	3,566,276
Stockholders' equity (book value)	$	22.41	21.90	19.42	29.46	30.20
Common stock price						
High	$	24.57	24.50	34.49	48.00	63.40
Low		16.63	18.80	22.07	31.32	24.11
Period-end	$	23.49	21.28	23.00	32.30	42.29
To earnings ratio (d)		12.84x	53.20	7.80	14.23	20.23
To book value		105 %	97	118	110	140
Performance ratios:						
Return on average equity		8.21 %	2.05	12.48	7.54	7.12
Return on average assets		0.65 %	0.14	0.96	0.78	0.83
Dividend payout ratio		59.02 %	270.00	35.93	45.81	48.80
Average equity to average assets		7.93 %	6.66	7.72	10.39	11.63
Asset Quality:						
Allowance for credit losses as a % of loans		1.22 %	1.23	1.14	1.08	1.22
Allowance for credit losses as a % of nonperforming loans		1,366 %	753	211	1,112	1,052
Nonperforming assets as a % of:						
Loans and other real estate owned		0.09 %	0.16	0.54	0.18	0.12
Total assets		0.05 %	0.09	0.27	0.07	0.06
Nonperforming loans as % of loans		0.09 %	0.16	0.54	0.10	0.12
Net charge-offs (recoveries) as a % of average loans		— %	0.01	0.04	0.02	(0.03)
Capital Adequacy (c):						
CET 1 risk-based capital ratio		14.80 %	14.52	15.39	16.23	17.27
Tier 1 risk-based capital ratio		14.80 %	14.52	15.39	16.23	17.27
Total risk-based capital ratio		15.81 %	15.52	16.25	17.06	18.31
Tier 1 leverage ratio		10.49 %	9.72	10.01	9.35	10.32
Other financial data:						
Net interest margin (a)		3.06 %	2.89	2.81	2.55	2.92
Effective income tax rate		23.82 %	(125.73)	19.48	14.89	17.72
Efficiency ratio (b)		72.25 %	95.08	58.08	67.60	64.74
Selected period end balances:						
Securities	$	243,012	270,910	405,304	421,891	335,177
Loans, net of unearned income		564,017	557,294	504,458	458,364	461,700
Allowance for credit losses		6,871	6,863	5,765	4,939	5,618
Total assets		977,324	975,255	1,023,888	1,105,150	956,597
Total deposits		895,824	896,243	950,337	994,243	839,792
Total stockholders' equity		78,292	76,507	68,041	103,726	107,689

Year ended December 31

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

(b) Efficiency ratio is the result of noninterest expense divided by the sum of noninterest income and tax-equivalent net interest income.

(c) Regulatory capital ratios presented are for the Company's wholly-owned subsidiary, AuburnBank.

(d) Calculated by dividing period end share price by earnings per share for the previous four quarters.

Table 3 - Average Balance and Net Interest Income Analysis

| | Year ended December 31 | | | | | |
| | 2024 | | | 2023 | | |
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-earning assets:						
Loans and loans held for sale (1)	$ 568,733	$ 29,735	5.23%	$ 523,838	$ 24,925	4.76%
Securities - taxable	248,072	5,430	2.19%	335,366	7,208	2.15%
Securities - tax-exempt (2)	10,084	373	3.70%	52,122	1,985	3.81%
Total securities	258,156	5,803	2.25%	387,488	9,193	2.37%
Federal funds sold	17,907	939	5.24%	5,221	250	4.79%
Interest bearing bank deposits	44,634	2,334	5.23%	8,593	423	4.92%
Total interest-earning assets	889,430	38,811	4.36%	925,140	34,791	3.76%
Cash and due from banks	17,779			15,230		
Other assets	75,059			81,438		
Total assets	$ 982,268			$ 1,021,808		
Interest-bearing liabilities:						
Deposits:						
NOW	$ 192,702	2,680	1.39%	$ 193,451	1,907	0.99%
Savings and money market	251,778	2,168	0.86%	289,235	2,132	0.74%
Certificates of deposit	195,097	6,756	3.46%	175,085	3,935	2.25%
Total interest-bearing deposits	639,577	11,604	1.81%	657,771	7,974	1.21%
Short-term borrowings	628	3	0.48%	3,255	72	2.21%
Total interest-bearing liabilities	640,205	11,607	1.81%	661,026	8,046	1.22%
Noninterest-bearing deposits	262,224			289,019		
Other liabilities	1,918			3,697		
Stockholders' equity	77,921			68,066		
Total liabilities and and stockholders' equity	$ 982,268			$ 1,021,808		
Net interest income and margin		$ 27,204	3.06%		$ 26,745	2.89%

(1) Average loan balances are shown net of unearned income and loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 21%. See Table 1 - Explanation of Non-GAAP Financial Measures."

Table 4 - Volume and Rate Variance Analysis

(Dollars in thousands)		Year ended December 31, 2024 vs. 2023				Year ended December 31, 2023 vs. 2022		
		Net Change	Due to change in			Net Change	Due to change in	
			Rate (2)	Volume (2)			Rate (2)	Volume (2)
Interest income:								
Loans and loans held for sale	$	4,810	2,463	2,347	$	4,684	1,390	3,294
Securities - taxable		(1,778)	133	(1,911)		632	1,247	(615)
Securities - tax-exempt (1)		(1,612)	(57)	(1,555)		(187)	174	(361)
Total securities		(3,390)	76	(3,466)		445	1,421	(976)
Federal funds sold		689	24	665		(185)	1,661	(1,846)
Interest bearing bank deposits		1,911	26	1,885		(154)	2,285	(2,439)
Total interest income	$	4,020	2,589	1,431	$	4,790	6,757	(1,967)
Interest expense:								
Deposits:								
NOW	$	773	783	(10)	$	1,537	1,574	(37)
Savings and money market		36	359	(323)		1,483	1,762	(279)
Certificates of deposit		2,821	2,128	693		2,635	2,167	468
Total interest-bearing deposits		3,630	3,270	360		5,655	5,503	152
Short-term borrowings		(69)	(56)	(13)		12	40	(28)
Total interest expense		3,561	3,214	347		5,667	5,543	124
Net interest income	$	459	(625)	1,084	$	(877)	1,214	(2,091)

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income
    tax rate of 21%. See "Table 1 - Explanation of Non-GAAP Financial Measures."

(2) Changes that are not solely a result of volume or rate have been allocated to volume.

Table 5 - Net Charge-Offs (Recoveries) to Average Loans

(Dollars in thousands)	2024				2023		
		Net (recoveries) charge-off	Average Loans	Net (recovery) charge-off ratio	Net charge-offs (recoveries)	Average Loans	Net charge-off (recovery) ratio
Commercial and industrial	$	135	71,279	0.19 %	$ (40)	64,565	(0.06)%
Construction and land development		—	70,342	—	—	66,492	—
Commercial real estate		—	297,140	—	—	274,779	—
Residential real estate		(52)	118,856	(0.04)	(14)	108,891	(0.01)
Consumer installment		(69)	10,381	(0.66)	100	9,638	1.04
Total	$	14	567,998	— %	$ 46	524,365	0.01 %

Table 6 - Loan Maturities

(Dollars in thousands)		1 year or less	1 to 5 years	5 to 15 years	After 15 years	Total
						December 31, 2024
Commercial and industrial	$	17,599	13,999	30,093	1,583	63,274
Construction and land development		54,818	25,016	2,659	—	82,493
Commercial real estate		23,022	127,619	135,592	3,759	289,992
Residential real estate		9,105	25,768	34,294	49,460	118,627
Consumer installment		2,979	5,528	1,124	—	9,631
Total loans	$	107,523	197,930	203,762	54,802	564,017

Table 7 - Sensitivities to Changes in Interest Rates on Loans Maturing in More Than One Year

(Dollars in thousands)		Variable Rate	Fixed Rate	December 31, 2024 Total
Commercial and industrial	$	63	45,612	45,675
Construction and land development		16,383	11,292	27,675
Commercial real estate		148	266,822	266,970
Residential real estate		49,368	60,154	109,522
Consumer installment		76	6,576	6,652
Total loans	$	66,038	390,456	456,494

Table 8 - Allocation of Allowance for Credit Losses

(Dollars in thousands)		2024			2023	
		Amount	%*		Amount	%*
Commercial and industrial	$	1,244	11.2	$	1,288	13.2
Construction and land development		1,059	14.6		960	12.3
Commercial real estate		3,842	51.5		3,921	51.5
Residential real estate		588	21.0		546	21.1
Consumer installment		138	1.7		148	1.9
Total allowance for credit losses	$	6,871		$	6,863	

* Loan balance in each category expressed as a percentage of total loans.

This Page Intentionally Left Blank

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the direction of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, management has concluded that such internal control over financial reporting was effective as of December 31, 2024.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because it is a smaller reporting company.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has not been any change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

elliott davis

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Auburn National Bancorporation, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auburn National Bancorporation, Inc. and Subsidiary (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Note 5 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $564 million and related allowance for credit losses of $6.9 million as of December 31, 2024. As described by the Company in Note 1, the allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company's credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans. The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and loss given default ("LGD"), which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. Projections of macroeconomic factors are obtained from an independent third party and are utilized to predict quarterly rates of default based on the statistical PD models. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience.

We identified the Company's estimate of the allowance for credit losses ("ACL") as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the macroeconomic data in the reasonable and supportable forecasts, as well as the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding of the Company's process for establishing the ACL, including the selection and application of forecasts and the basis for development and related adjustments of the qualitative factor components of the ACL.

- We evaluated the reasonableness of management's application of qualitative factor adjustments to the ACL, including the comparison of factors considered by management to third party or internal sources as well as evaluated the appropriateness and level of the qualitative factor adjustments.

- We assessed the overall trends in credit quality, including adjustments for the qualitative factors by comparing the overall allowance for credit losses to those recorded by the Company's peer institutions.

- We evaluated subsequent events and transactions and considered whether they corroborated or contradicted the Company's conclusion.

/s/ Elliott Davis, LLC

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
March 11, 2025

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

		December 31		
(Dollars in thousands, except share data)		2024		2023
Assets:				
Cash and due from banks	$	15,142	$	27,127
Federal funds sold		37,200		31,412
Interest bearing bank deposits		41,012		12,830
Cash and cash equivalents		93,354		71,369
Securities available-for-sale		243,012		270,910
Loans, net of unearned income		564,017		557,294
Allowance for credit losses		(6,871)		(6,863)
Loans, net		557,146		550,431
Premises and equipment, net		45,931		45,535
Bank-owned life insurance		17,513		17,110
Other assets		20,368		19,900
Total assets	$	977,324	$	975,255
Liabilities:				
Deposits:				
Noninterest-bearing	$	260,874	$	270,723
Interest-bearing		634,950		625,520
Total deposits		895,824		896,243
Federal funds purchased and securities sold under agreements to repurchase		—		1,486
Accrued expenses and other liabilities		3,208		1,019
Total liabilities		899,032		898,748
Stockholders' equity:				
Preferred stock of $0.01 par value; authorized 200,000 shares;				
issued shares - none		—		—
Common stock of $0.01 par value; authorized 8,500,000 shares;				
issued 3,957,135 shares		39		39
Additional paid-in capital		3,802		3,801
Retained earnings		115,759		113,398
Accumulated other comprehensive loss, net		(29,607)		(29,029)
Less treasury stock, at cost - 463,436 shares and 463,521 shares				
at December 31, 2024 and 2023, respectively		(11,701)		(11,702)
Total stockholders' equity		78,292		76,507
Total liabilities and stockholders' equity	$	977,324	$	975,255

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

		Year ended December 31		
(Dollars in thousands, except share and per share data)		**2024**		**2023**
Interest income:				
Loans, including fees	$	29,735	$	24,925
Securities:				
Taxable		5,430		7,208
Tax-exempt		294		1,568
Federal funds sold and interest-bearing bank deposits		3,273		673
Total interest income		38,732		34,374
Interest expense:				
Deposits		11,604		7,974
Short-term borrowings		3		72
Total interest expense		11,607		8,046
Net interest income		27,125		26,328
Provision for credit losses		36		135
Net interest income after provision for credit losses		27,089		26,193
Noninterest income:				
Service charges on deposit accounts		614		603
Mortgage lending		608		430
Bank-owned life insurance		403		411
Other		1,849		1,870
Securities losses, net		—		(6,295)
Total noninterest income		3,474		(2,981)
Noninterest expense:				
Salaries and benefits		12,534		12,101
Net occupancy and equipment		2,508		2,954
Professional fees		1,188		1,299
FDIC and other regulatory assessments		564		631
Other		5,372		5,609
Total noninterest expense		22,166		22,594
Earnings before income taxes		8,397		618
Income tax expense (benefit)		2,000		(777)
Net earnings	$	6,397	$	1,395
Net earnings per share:				
Basic and diluted	$	1.83	$	0.40
Weighted average shares outstanding:				
Basic and diluted		3,493,690		3,498,030

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Year ended December 31		
(Dollars in thousands)		2024		2023
Net earnings	$	6,397	$	1,395
Other comprehensive (loss) income, net of tax:				
Unrealized net holding (loss) gain on securities, net of tax benefit of $195 and tax expense of $2,407 for the years ended December 31, 2024 and 2023, respectively		(578)		7,177
Reclassification adjustment for net loss on securities recognized in net earnings, net of tax benefit of none and $1,581 for the years ended December 31, 2024 and 2023, respectively		—		4,714
Other comprehensive (loss) income		(578)		11,891
Comprehensive income	$	5,819	$	13,286

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)	Common Shares Outstanding	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total
Balance, December 31, 2022	3,503,452	$ 39	3,797	116,600	(40,920)	(11,475)	$ 68,041
Cumulative effect of change in accounting standard	—	—	—	(821)	—	—	(821)
Net earnings	—	—	—	1,395	—	—	1,395
Other comprehensive income	—	—	—	—	11,891	—	11,891
Cash dividends paid ($1.08 per share)	—	—	—	(3,776)	—	—	(3,776)
Stock repurchases	(10,108)	—	—	—	—	(229)	(229)
Sale of treasury stock	270	—	4	—	—	2	6
Balance, December 31, 2023	3,493,614	$ 39	$ 3,801	$ 113,398	$ (29,029)	$ (11,702)	$ 76,507
Cumulative effect of change in accounting standard	—	—	—	(263)	—	—	(263)
Net earnings	—	—	—	6,397	—	—	6,397
Other comprehensive loss	—	—	—	—	(578)	—	(578)
Cash dividends paid ($1.08 per share)	—	—	—	(3,773)	—	—	(3,773)
Sale of treasury stock	85	—	1	—	—	1	2
Balance, December 31, 2024	3,493,699	$ 39	$ 3,802	$ 115,759	$ (29,607)	$ (11,701)	$ 78,292

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

		Year ended December 31		
(In thousands)		2024		2023
Cash flows from operating activities:				
Net earnings	$	6,397	$	1,395
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Provision for credit losses		36		135
Depreciation and amortization		1,933		1,700
Premium amortization and discount accretion, net		1,505		2,380
Deferred tax expense (benefit)		438		(195)
Net loss on sale of securities available for sale		—		6,295
Net gain on sale of loans held for sale		(261)		(71)
Loans originated for sale		(10,439)		(4,141)
Proceeds from sale of loans		10,622		4,174
Increase in cash surrender value of bank owned life insurance		(403)		(359)
Income recognized from death benefit on bank-owned life insurance		—		(52)
Net (increase) decrease in other assets		(1,168)		2,652
Net increase (decrease) in accrued expenses and other liabilities		2,149		(2,011)
Net cash provided by operating activities	$	10,809	$	11,902
Cash flows from investing activities:				
Proceeds from sales of securities available-for-sale		—		111,269
Proceeds from maturities, paydowns and calls of securities available-for-sale		25,620		30,329
Increase in loans, net		(6,709)		(52,892)
Net purchases of premises and equipment		(2,089)		(418)
Decrease (increase) in FHLB stock		32		(164)
Proceeds from bank-owned life insurance death benefit		—		216
Proceeds from surrender of bank-owned life insurance		—		3,037
Net cash provided by investing activities	$	16,854	$	91,377
Cash flows from financing activities:				
Net decrease in noninterest-bearing deposits		(9,849)		(40,648)
Net increase (decrease) in interest-bearing deposits		9,430		(13,446)
Net decrease in federal funds purchased and securities sold under agreements to repurchase		(1,486)		(1,065)
Stock repurchases		—		(229)
Dividends paid		(3,773)		(3,776)
Net cash used in financing activities	$	(5,678)	$	(59,164)
Net change in cash and cash equivalents	$	21,985	$	44,115
Cash and cash equivalents at beginning of period		71,369		27,254
Cash and cash equivalents at end of period	$	93,354	$	71,369
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$	11,520	$	7,516
Income taxes		1,244		1,230

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, AuburnBank (the "Bank"). AuburnBank is a commercial bank located in Auburn, Alabama. The Bank provides a full range of banking services in its primary market area, Lee County, which includes the Auburn-Opelika Metropolitan Statistical Area.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which are managed as a single business segment. Significant intercompany transactions and accounts are eliminated in consolidation.

Revenue Recognition

The Company's sources of income that fall within the scope of ASC 606 include service charges on deposits, investment services, interchange fees and gains and losses on sales of other real estate, all of which are presented as components of noninterest income. The following is a summary of the revenue streams that fall within the scope of ASC 606:
Service charges on deposits, investment services, ATM and interchange fees – Fees from these services are either transaction-based, for which the performance obligations are satisfied when the individual transaction is processed, or set periodic service charges, for which the performance obligations are satisfied over the period the service is provided. Transaction-based fees are recognized at the time the transaction is processed, and periodic service charges are recognized over the service period.

Gains on sales of other real estate – A gain on sale should be recognized when a contract for sale exists and control of the asset has been transferred to the buyer. ASC 606 lists several criteria required to conclude that a contract for sale exists, including a determination that the institution will collect substantially all of the consideration to which it is entitled. In addition to the loan-to-value, the analysis is based on various other factors, including the credit quality of the borrower, the structure of the loan, and any other factors that may affect collectability.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses, fair value measurements, valuation of other real estate owned, and valuation of deferred tax assets.

Reclassifications

Certain amounts reported in the prior period have been reclassified to conform to the current-period presentation. These reclassifications had no impact on the Company's previously reported net earnings or total stockholders' equity.

Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to December 31, 2024. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

Correction of Error

The disclosure of loans by vintage in Note 5 – Loans and Allowance for Credit Losses in the Company's Annual Report on Form 10-K for year ended December 31, 2023 contained incorrect information as it pertains to loans originated by vintage and revolving loans. All current period gross charge-off data, total loans by segment and total loans by credit quality indicator were correctly reported. The loans originated by vintage and revolving loans as of December 31, 2023 have been corrected in the comparative presentation in Note 5 – Loans and Allowance for Credit Losses in the Notes herein.

Accounting Standards Adopted in 2024

ASU 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* ASU 2023-02 now permits reporting entities to elect to account for their equity investments made primarily to receive income tax credits and other income tax benefits, regardless of the program from which the income tax credits or benefits are received, using the proportional amortization method if certain conditions are met. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company adopted ASU 2023-02 effective January 1, 2024 and recorded a cumulative effect of change in accounting standard adjustment which reduced beginning retained earnings by $0.3 million and reduced our investment in New Markets Tax Credits ("NMTCs") by $0.4 million. The Company, beginning January 1, 2024, accounts for its investments in NMTCs using the proportional amortization method through charges to the provision for income taxes. See Note 3, Variable Interest Entities.

ASU 2023-07, *Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures.* The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual basis to enable investors to develop more decisions-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 31, 2023. The Company has adopted ASU 2023-07 as of January 1, 2024 and has determined that its banking services and branch locations meet the aggregation criteria of ASC 280, *Segment Reporting*, since each of its banking services and branch locations offer similar products and services, operate in a similar manner, have similar customers and report to the same regulatory authority, and therefore operate one line of business located in a single geographic area. The Company's Chief Executive Officer has been identified as the chief operating decision maker ("CODM").

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on the net income calculated on the same basis as the net income reported in the Company's consolidated statements of earnings and other comprehensive earnings and total assets calculated on the same basis as the total assets reported in the Company's consolidated balance sheets. The CODM is also regularly provided with expense information at a level that is consistent with that disclosed in the Company's consolidated statements of earnings and other comprehensive earnings.

Issued not yet effective accounting standards

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments in this Update enhance the transparency and decision usefulness of income tax disclosures. For public business entities, the new standard is effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on the Company's consolidated financial statements.

Cash Equivalents

Cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, including interest bearing deposits with other banks, and federal funds sold.

Securities

Securities are classified based on management's intention at the date of purchase. At December 31, 2024, all of the Company's securities were classified as available-for-sale. Securities available-for-sale are used as part of the Company's interest rate risk and liquidity management strategy, and they may be sold in response to changes in interest rates, changes in prepayment risks or other factors. All securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Interest and dividends on securities, including the amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method. Premiums are amortized to the earliest call date while discounts are accreted over the estimated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either of these criteria are met, the security's amortized cost basis is written down to fair value through net income. If neither criterion is met, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. If the evaluation indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any impairment not recognized in the allowance for credit losses is recognized in other comprehensive income.

Loans held for sale

The Company originates residential mortgage loans for sale. Such loans are carried at the lower of cost or estimated fair value in the aggregate. Loan sales are recognized when the transaction closes, the proceeds are collected, and ownership is transferred. Continuing involvement, through the sales agreement, consists of the right to service the loan for a fee for the life of the loan, if applicable. Gains on the sale of loans held for sale are recorded net of related costs, such as commissions, and reflected as a component of mortgage lending income in the consolidated statements of earnings.

The Bank makes various representations and warranties to the purchaser of the residential mortgage loans they originated and sells, primarily to Fannie Mae. Every loan closed by the Bank's mortgage center is run through Fannie Mae or other purchasing government sponsored enterprise ("GSE") automated underwriting system. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (make whole requests) if the Company cannot cure such failure within the specified period following discovery.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans is recorded in other assets on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued but unpaid interest is reversed against interest income when a loan is placed on nonaccrual status. Interest received on such loans is accounted for using the cost-recovery method, until the loan qualifies for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured. Otherwise, under the cost recovery method, interest income is not recognized until the loan balance is reduced to zero.

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management confirms the loan balance is uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company's loan loss estimation process includes procedures to appropriately consider the unique characteristics of its respective loan segments (commercial and industrial, construction and land development, commercial real estate, residential real estate, and consumer loans). These segments are further disaggregated into loan classes, the level at which credit quality is monitored. See Note 5, Loans and Allowance for Credit Losses, for additional information about our loan portfolio.

Credit loss assumptions are estimated using a discounted cash flow ("DCF") model for each loan segment, except consumer loans. The weighted average remaining life method is used to estimate credit loss assumptions for consumer loans.

The DCF model calculates an expected life-of-loan loss percentage by considering the forecasted probability that a borrower will default (the "PD"), adjusted for relevant forecasted macroeconomic factors, and loss given default ("LGD"), which is the estimate of the amount of net loss in the event of default. This model utilizes historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. The forecasted Alabama unemployment rate is considered in the model for commercial and industrial, construction and land development, commercial real estate, and residential real estate loans. In addition, forecasted changes in the Alabama home price index is considered in the model for construction and land development and residential real estate loans. Forecasted changes in the national commercial real estate ("CRE") price index is considered in the model for commercial real estate and multifamily loans; and forecasted changes in the Alabama gross state product is considered in the model for multifamily loans. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default based on the statistical PD models.

Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments and principal payments ("curtailments") when appropriate. Management's determination of the contract term excludes expected extensions, renewals, and modifications unless the extension or renewal option is included in the contract at the reporting date and is not unconditionally cancellable by the Company. To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made (which is 4 quarters for the Company), the Company reverts, on a straight-line basis back to the historical rates over an 8-quarter reversion period.

During the first quarter of 2024, as part of the Company's ongoing model monitoring procedures, the annual loss driver analysis and prepayment, curtailment and funding studies were performed. The analysis and studies resulted in changes for all DCF models. The changes were a result of updating the Company's peer group and incorporating data through 2022.

The weighted average remaining life method was deemed most appropriate for the consumer loan segment because consumer loans contain many different payment structures, payment streams and collateral. The weighted average remaining life method uses an annual charge-off rate over several vintages to estimate credit losses. The average annual charge-off rate is applied to the contractual term adjusted for prepayments.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are believed likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured.

Loans secured by real estate with balances equal to or greater than $500 thousand and loans not secured by real estate with balances equal to or greater than $250 thousand that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the estimated fair value of collateral held at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's consolidated statements of earnings. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Premises and Equipment

Land is carried at cost. Land improvements, buildings and improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Nonmarketable equity investments

Nonmarketable equity investments include equity securities that are not publicly traded and securities acquired for various purposes. The Bank is required to maintain certain minimum levels of equity investments in (i) Federal Reserve Bank of Atlanta based on the Bank's capital stock and surplus, and the (ii) Federal Home Bank of Atlanta ("FHLB – Atlanta") based on various factors including, the Bank's total assets, its borrowings and outstanding letters of credit from the FHLB - Atlanta and its "acquired member asset" sales to FHLB - Atlanta. These nonmarketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value by the respective issuer bank or, in the case of FHLB – Atlanta stock upon FHLB – Atlanta approval sale to another member of FHLB – Atlanta and law applicable to the member. The Company records these nonmarketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these nonmarketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Transfers of Financial Assets

Transfers of an entire financial asset (i.e. loan sales), a group of entire financial assets, or a participating interest in an entire financial asset (i.e. loan participations sold) are accounted for as sales when control over the assets have been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans which it originates and sells to others, principally Fannie Mae. These servicing rights are called "MSRs". The Company determines the fair value of MSRs on sold loans at the date the loan is transferred. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees.

Subsequent to the date of sale of the residential mortgage loans, the Company has elected to measure its MSRs on such sold mortgage loans under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds, as well as other factors. MSRs are evaluated for impairment based on the fair value of those assets. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established through a charge to earnings. The valuation allowance is adjusted as the fair value changes. MSRs are included in the other assets category in the accompanying consolidated balance sheets at the lower of cost or fair value. See Note 13 "Fair Value"

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase generally mature less than one year from the transaction date. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The net deferred tax asset is reflected as a component of other assets in the accompanying consolidated balance sheets.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (1) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (2) changes in income tax laws or rates, and (3) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

In accordance with ASC 740, *Income Taxes*, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. The Company and its wholly-owned subsidiaries file consolidated Federal and State of Alabama income tax returns.

Fair Value Measurements

ASC 820, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. For more information related to fair value measurements, please refer to Note 13, Fair Value.

NOTE 2: BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed by dividing net earnings by the weighted average common shares outstanding for the year. Diluted net earnings per share reflect the potential dilution that could occur upon exercise of securities or other rights for, or convertible into, shares of the Company's common stock. As of December 31, 2024 and 2023, respectively, the Company had no such securities or other rights issued or outstanding, and therefore, no dilutive effect to consider for the diluted net earnings per share calculation.

The basic and diluted net earnings per share computations for the respective years are presented below.

		Year ended December 31		
(Dollars in thousands, except share and per share data)		2024		2023
Basic and diluted:				
Net earnings	$	6,397	$	1,395
Weighted average common shares outstanding		3,493,690		3,498,030
Net earnings per share	$	1.83	$	0.40

NOTE 3: VARIABLE INTEREST ENTITIES

Generally, a variable interest entity ("VIE") is a corporation, partnership, trust or other legal structure that does not have equity investors with substantive or proportional voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities.

At December 31, 2024, the Company did not have any consolidated VIEs and had one nonconsolidated VIE, which is discussed below.

New Markets Tax Credit Investment

The New Markets Tax Credit ("NMTC") program provides federal tax incentives to investors to make investments in distressed communities and promotes economic improvement through the development of successful businesses in these communities. The NMTCs are available to investors over seven years and is subject to recapture if certain events occur during such period. The Company had one NMTC investment with a balance of $0.9 million and $1.7 million at December 31, 2024 and 2023, respectively, which is included in other assets in the Company's consolidated balance sheets as a VIE. While the Company's investment exceeds 50% of the outstanding equity interests in this VIE, the Company does not consolidate the VIE because the Company lacks the power to direct the activities of the VIE, and therefore is not a primary beneficiary of the VIE.

The Company adopted ASU 2023-02 as of January 1, 2024 which allows us to account for our NMTC investment using the proportional amortization method. The following table presents a summary of our NMTC investment at December 31, 2024, and the related tax credit and amortization expense for 2024.

(Dollars in thousands)	December 31, 2024	Balance Sheet Location
New Markets Tax Credit investment	$ 898	Other assets

(Dollars in thousands)	Year ended December 31, 2024	Income Statement Location
Income tax credits and other income tax benefits	$ (445)	Income tax expense
Amortization expense	369	Income tax expense

NOTE 4: SECURITIES

At December 31, 2024 and 2023, respectively, all securities within the scope of ASC 320, *Investments – Debt and Equity Securities* were classified as available-for-sale. The fair value and amortized cost for securities available-for-sale by contractual maturity at December 31, 2024 and 2023, respectively, are presented below.

(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Fair Value	Gross Unrealized Gains	Losses	Amortized Cost
December 31, 2024								
Agency obligations (a)	$ —	26,655	25,756	—	52,411	—	7,734	$ 60,145
Agency MBS (a)	10	19,863	14,904	138,899	173,676	—	28,901	202,577
State and political subdivisions	—	966	8,244	7,715	16,925	—	2,901	19,826
Total available-for-sale	$ 10	47,484	48,904	146,614	243,012	—	39,536	$ 282,548
December 31, 2023								
Agency obligations (a)	$ 331	10,339	43,209	—	53,879	—	8,195	$ 62,074
Agency MBS (a)	32	15,109	22,090	161,058	198,289	—	27,838	226,127
State and political subdivisions	—	—	9,691	9,051	18,742	1	2,731	21,472
Total available-for-sale	$ 363	25,448	74,990	170,109	270,910	1	38,764	$ 309,673

(a) Includes securities issued by U.S. government agencies or government sponsored entities. Expected lives of these securities may differ from contractual maturities because (i) issuers may have the right to call or repay such securities obligations with or without prepayment penalties and (ii) loans included in Agency MBS generally have the right to prepay such loans in whole or in part at any time.

Securities with aggregate fair values of $222.3 million and $211.8 million at December 31, 2024 and 2023, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, FHLB advances, and for other purposes required or permitted by law.

Included in other assets on the accompanying consolidated balance sheets are nonmarketable equity investments. The carrying amounts of nonmarketable equity investments were $1.4 million at both December 31, 2024 and 2023, respectively. Nonmarketable equity investments include FHLB-Atlanta stock, Federal Reserve Bank stock, and stock in a privately held financial institution.

Fair Value and Gross Unrealized Losses

The fair values and gross unrealized losses on securities at December 31, 2024 and 2023, respectively, segregated by those securities that have been in an unrealized loss position for less than 12 months and 12 months or more are presented below.

(Dollars in thousands)	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024:						
Agency obligations	$ —	—	52,411	7,734	52,411	$ 7,734
Agency MBS	7	—	173,669	28,901	173,676	28,901
State and political subdivisions	1,798	17	14,776	2,884	16,574	2,901
Total	$ 1,805	17	240,856	39,519	242,661	$ 39,536
December 31, 2023:						
Agency obligations	$ —	—	53,879	8,195	53,879	$ 8,195
Agency MBS	66	1	198,223	27,837	198,289	27,838
State and political subdivisions	793	2	14,408	2,729	15,201	2,731
Total	$ 859	3	266,510	38,761	267,369	$ 38,764

For the securities in the previous table, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. Unrealized losses have not been recognized into income as the decline in fair value is largely due to changes in interest rates and other market conditions. For the securities in the previous table, as of December 31, 2024, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery.

Agency Obligations

Investments in agency obligations are guaranteed of full and timely payments by the issuing agency. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in agency obligations at December 31, 2024.

Agency MBS

Investments in agency MBS are issued by Ginnie Mae, Fannie Mae, and Freddie Mac. Each of these agencies provide a guarantee of full and timely payments of principal and interest by the issuing agency. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in agency MBS at December 31, 2024.

State and Political Subdivisions

Investments in state and political subdivisions are securities issued by various municipalities in the United States. The majority of the portfolio was rated AA or higher, with no securities rated below investment grade at December 31, 2024. Based on management's analysis and judgement, there were no credit losses attributable to the Company's investments in state and political subdivisions at December 31, 2024.

Realized Gains and Losses

The following table presents the gross realized gains and losses on sales related to securities.

		Year ended December 31	
(Dollars in thousands)		2024	2023
Gross realized gains	$	—	1
Gross realized losses		—	(6,296)
Realized losses, net	$	—	(6,295)

NOTE 5: LOANS AND ALLOWANCE FOR CREDIT LOSSES

		December 31	
(In thousands)		2024	2023
Commercial and industrial	$	63,274 $	73,374
Construction and land development		82,493	68,329
Commercial real estate:			
Owner occupied		55,346	66,783
Hotel/motel		35,210	39,131
Multifamily		43,556	45,841
Other		155,880	135,552
Total commercial real estate		289,992	287,307
Residential real estate:			
Consumer mortgage		60,399	60,545
Investment property		58,228	56,912
Total residential real estate		118,627	117,457
Consumer installment		9,631	10,827
Total loans, net of unearned income		564,017	557,294

Loans secured by real estate were approximately 87.1% of the total loan portfolio at December 31, 2024. At December 31, 2024, the Company's geographic loan distribution was concentrated primarily in Lee County, Alabama and surrounding areas.

The loan portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. As part of the Company's quarterly assessment of the allowance, the loan portfolio is disaggregated into the following portfolio segments: commercial and industrial, construction and land development, commercial real estate, residential real estate and consumer installment. Where appropriate, the Company's loan portfolio segments are further disaggregated into classes. A class is generally determined based on the initial measurement attribute, risk characteristics of the loan, and an entity's method for monitoring and determining credit risk.

The following describe the risk characteristics relevant to each of the portfolio segments and classes.

Commercial and industrial ("C&I") — includes loans to finance business operations, equipment purchases, or other needs for small and medium-sized commercial customers. Also included in this category are loans to finance agricultural production. Generally, the primary source of repayment is the cash flow from business operations and activities of the borrower.

Construction and land development ("C&D") — includes both loans and credit lines for the purpose of purchasing, carrying and developing land into commercial developments or residential subdivisions. Also included are loans and lines for construction of residential, multi-family and commercial buildings. Generally the primary source of repayment is dependent upon the sale or refinance of the real estate collateral.

Commercial real estate ("CRE") — includes loans disaggregated in these classes:

Owner occupied – includes loans secured by business facilities to finance business operations, equipment and owner-occupied facilities primarily for small and medium-sized commercial customers. Generally the primary source of loan repayment are the cash flows from the business operations and activities of the borrower, who owns the property.

Hotel/motel – includes loans for hotels and motels. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

Multifamily – primarily includes loans to finance income-producing multi-family properties. Loans in this class include loans for 5 or more unit residential property and apartments leased to residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

Other – primarily includes loans to finance income-producing commercial properties. Loans in this class include loans for neighborhood retail centers, medical and professional offices, single retail stores, industrial buildings, and warehouses leased generally to local businesses and residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates as well as the financial health of the borrower.

Residential real estate ("RRE") — includes loans disaggregated into two classes:

Consumer mortgage – primarily includes first or second lien mortgages and home equity lines to consumers that are secured by a primary residence or second home. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history and property value.

Investment property – primarily includes loans to finance income-producing 1-4 family residential properties. Generally, the primary source of repayment is dependent upon income generated from leasing the property securing the loan. The underwriting of these loans takes into consideration the rental rates as well as the financial health of the borrower.

Consumer installment — includes loans to individuals both secured by personal property and unsecured. Loans include personal lines of credit, automobile loans, and other retail loans. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history, and if applicable, property value.

The following is a summary of current, accruing past due and nonaccrual loans by portfolio class as of December 31, 2024 and 2023.

(In thousands)	Current	Accruing 30-89 Days Past Due	Accruing Greater than 90 days	Total Accruing Loans	Non-Accrual	Total Loans
December 31, 2024:						
Commercial and industrial	$ 63,163	12	—	63,175	99	$ 63,274
Construction and land development	82,089	—	—	82,089	404	82,493
Commercial real estate:						
Owner occupied	55,346	—	—	55,346	—	55,346
Hotel/motel	35,210	—	—	35,210	—	35,210
Multifamily	43,556	—	—	43,556	—	43,556
Other	155,880	—	—	155,880	—	155,880
Total commercial real estate	289,992	—	—	289,992	—	289,992
Residential real estate:						
Consumer mortgage	59,677	722	—	60,399	—	60,399
Investment property	58,179	49	—	58,228	—	58,228
Total residential real estate	117,856	771	—	118,627	—	118,627
Consumer installment	9,579	52	—	9,631	—	9,631
Total	$ 562,679	835	—	563,514	503	$ 564,017
December 31, 2023:						
Commercial and industrial	$ 73,108	266	—	73,374	—	$ 73,374
Construction and land development	68,329	—	—	68,329	—	68,329
Commercial real estate:						
Owner occupied	66,000	—	—	66,000	783	66,783
Hotel/motel	39,131	—	—	39,131	—	39,131
Multifamily	45,841	—	—	45,841	—	45,841
Other	135,552	—	—	135,552	—	135,552
Total commercial real estate	286,524	—	—	286,524	783	287,307
Residential real estate:						
Consumer mortgage	60,442	—	—	60,442	103	60,545
Investment property	56,597	290	—	56,887	25	56,912
Total residential real estate	117,039	290	—	117,329	128	117,457
Consumer installment	10,781	46	—	10,827	—	10,827
Total	$ 555,781	602	—	556,383	911	$ 557,294

Credit Quality Indicators

The credit quality of the loan portfolio is summarized no less frequently than quarterly using categories similar to the standard asset classification system used by the federal banking agencies. These categories are utilized to develop the associated allowance for credit losses using historical losses adjusted for qualitative and environmental factors and are defined as follows:

- Pass – loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.

- Special Mention – loans with potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification.

- Substandard Accruing – loans that exhibit a well-defined weakness which presently jeopardizes debt repayment, even though they are currently performing. These loans are characterized by the distinct possibility that the Company may incur a loss in the future if these weaknesses are not corrected.

Nonaccrual – includes loans where management has determined that full payment of principal and interest is not expected.

The following tables presents credit quality indicators for the loan portfolio segments and classes by year of origination as of December 31, 2024 and 2023. The December 31, 2023 table has been revised to correct revolving loans and properly allocate loans by year of origination. See Note 1: Summary of Significant Accounting Policies – Correction of Error.

(Dollars in thousands)	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total Loans
December 31, 2024:								
Commercial and industrial								
Pass	$ 11,290	7,265	8,488	9,677	4,659	16,989	4,425 $	62,793
Special mention	49	74	—	—	—	—	—	123
Substandard	50	21	181	7	—	—	—	259
Nonaccrual	—	99	—	—	—	—	—	99
Total commercial and industrial	11,389	7,459	8,669	9,684	4,659	16,989	4,425	63,274
Current period gross charge-offs	—	—	9	—	—	—	—	9
Construction and land development								
Pass	31,144	29,520	16,504	1,794	1,434	104	1,589 $	82,089
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	404	—	—	—	—	—	—	404
Total construction and land development	31,548	29,520	16,504	1,794	1,434	104	1,589	82,493
Current period gross charge-offs	—	—	—	—	—	—	—	—
Commercial real estate:								
Owner occupied								
Pass	1,921	11,206	6,776	17,114	3,396	12,030	1,552 $	53,995
Special mention	—	249	—	—	591	—	—	840
Substandard	511	—	—	—	—	—	—	511
Nonaccrual	—	—	—	—	—	—	—	—
Total owner occupied	2,432	11,455	6,776	17,114	3,987	12,030	1,552	55,346
Current period gross charge-offs	—	—	—	—	—	—	—	—
Hotel/motel								
Pass	480	6,480	5,303	3,079	1,299	14,437	4,132 $	35,210
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—
Total hotel/motel	480	6,480	5,303	3,079	1,299	14,437	4,132	35,210
Current period gross charge-offs	—	—	—	—	—	—	—	—

(Dollars in thousands)	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total Loans
December 31, 2024:								
Multi-family								
Pass	3,739	6,041	17,037	1,863	3,493	6,400	4,983	43,556
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—
Total multi-family	3,739	6,041	17,037	1,863	3,493	6,400	4,983	43,556
Current period gross charge-offs	—	—	—	—	—	—	—	—
Other								
Pass	43,753	21,085	32,521	21,249	16,743	16,289	4,120	155,760
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	120	—	—	120
Nonaccrual	—	—	—	—	—	—	—	—
Total other	43,753	21,085	32,521	21,249	16,863	16,289	4,120	155,880
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential real estate:								
Consumer mortgage								
Pass	5,885	18,389	18,434	2,466	2,565	10,590	808	59,137
Special mention	243	—	—	—	2	486	—	731
Substandard	—	—	—	—	—	531	—	531
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer mortgage	6,128	18,389	18,434	2,466	2,567	11,607	808	60,399
Current period gross charge-offs	—	—	—	—	—	61	—	61
Investment property								
Pass	10,339	10,824	10,651	8,305	11,435	4,794	1,317	57,665
Special mention	—	—	—	—	—	—	—	—
Substandard	278	40	93	9	143	—	—	563
Nonaccrual	—	—	—	—	—	—	—	—
Total investment property	10,617	10,864	10,744	8,314	11,578	4,794	1,317	58,228
Current period gross charge-offs	—	—	—	—	—	—	—	—
Consumer installment								
Pass	5,015	2,057	1,911	296	90	113	67	9,549
Special mention	—	9	—	9	—	—	—	18
Substandard	39	15	10	—	—	—	—	64
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer installment	5,054	2,081	1,921	305	90	113	67	9,631
Current period gross charge-offs	25	42	42	1	—	4	—	114
Total loans								
Pass	113,566	112,867	117,625	65,843	45,114	81,746	22,993	559,754
Special mention	292	332	—	9	593	486	—	1,712
Substandard	878	76	284	16	263	531	—	2,048
Nonaccrual	404	99	—	—	—	—	—	503
Total loans	$ 115,140	113,374	117,909	65,868	45,970	82,763	22,993 $	564,017
Total current period gross charge-offs	$ 25	42	51	1	—	65	—	184

Year of Origination		2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total Loans
(Dollars in thousands)									
December 31, 2023:									
Commercial and industrial									
Pass	$	11,571	18,074	13,746	5,602	7,298	7,819	9,003 $	73,113
Special mention		—	—	—	—	—	—	—	—
Substandard		55	203	—	—	3	—	—	261
Nonaccrual		—	—	—	—	—	—	—	—
Total commercial and industrial		11,626	18,277	13,746	5,602	7,301	7,819	9,003	73,374
Current period gross charge-offs		—	—	13	—	151	—	—	164
Construction and land development									
Pass		38,646	25,382	1,716	1,526	120	157	782	68,329
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total construction and land development		38,646	25,382	1,716	1,526	120	157	782	68,329
Current period gross charge-offs		—	—	—	—	—	—	—	—
Commercial real estate:									
Owner occupied									
Pass		12,966	7,337	18,548	10,458	3,948	9,786	2,647	65,690
Special mention		260	—	—	—	—	—	—	260
Substandard		—	—	—	—	50	—	—	50
Nonaccrual		—	—	—	—	783	—	—	783
Total owner occupied		13,226	7,337	18,548	10,458	4,781	9,786	2,647	66,783
Current period gross charge-offs		—	—	—	—	—	—	—	—
Hotel/motel									
Pass		9,025	9,873	3,205	1,493	3,881	11,654	—	39,131
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Nonaccrual		—	—	—	—	—	—	—	—
Total hotel/motel		9,025	9,873	3,205	1,493	3,881	11,654	—	39,131
Current period gross charge-offs		—	—	—	—	—	—	—	—

Year of Origination	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total Loans
(Dollars in thousands)								
December 31, 2023:								
Multi-family								
Pass	12,379	17,955	1,953	6,112	3,790	3,043	609	45,841
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—
Total multi-family	12,379	17,955	1,953	6,112	3,790	3,043	609	45,841
Current period gross charge-offs	—	—	—	—	—	—	—	—
Other								
Pass	25,810	36,076	31,687	14,597	10,736	15,440	1,052	135,398
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	154	—	—	—	154
Nonaccrual	—	—	—	—	—	—	—	—
Total other	25,810	36,076	31,687	14,751	10,736	15,440	1,052	135,552
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential real estate:								
Consumer mortgage								
Pass	20,147	20,177	2,683	2,665	1,281	12,217	249	59,419
Special mention	—	—	—	—	190	305	—	495
Substandard	—	—	—	—	—	528	—	528
Nonaccrual	—	—	—	—	—	103	—	103
Total consumer mortgage	20,147	20,177	2,683	2,665	1,471	13,153	249	60,545
Current period gross charge-offs	—	—	—	—	—	—	—	—
Investment property								
Pass	13,398	12,490	9,397	12,209	5,485	1,865	1,478	56,322
Special mention	41	—	—	—	—	—	—	41
Substandard	43	248	—	233	—	—	—	524
Nonaccrual	—	—	—	—	—	25	—	25
Total investment property	13,482	12,738	9,397	12,442	5,485	1,890	1,478	56,912
Current period gross charge-offs	—	—	—	—	—	—	—	—
Consumer installment								
Pass	5,688	3,837	740	206	106	141	—	10,718
Special mention	9	25	9	2	—	—	—	45
Substandard	37	11	5	11	—	—	—	64
Nonaccrual	—	—	—	—	—	—	—	—
Total consumer installment	5,734	3,873	754	219	106	141	—	10,827
Current period gross charge-offs	34	57	13	1	—	—	—	105
Total loans								
Pass	149,630	151,201	83,675	54,868	36,645	62,122	15,820	553,961
Special mention	310	25	9	2	190	305	—	841
Substandard	135	462	5	398	53	528	—	1,581
Nonaccrual	—	—	—	—	783	128	—	911
Total loans	$ 150,075	151,688	83,689	55,268	37,671	63,083	15,820	$ 557,294
Total current period gross charge-offs	$ 34	57	26	1	151	—	—	269

Allowance for Credit Losses

The Company adopted ASC 326 on January 1, 2023, which introduced the Current Expected Credit Losses ("CECL") methodology for estimating all expected losses over the life of a financial asset. Under the CECL methodology, the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis.

The composition of the provision for (reversal of) credit losses for the respective periods is presented below.

		Year ended December 31,		
(Dollars in thousands)		2024		2023
Provision for credit losses:				
Loans	$	(6)	$	125
Reserve for unfunded commitments		42		10
Total provision for (reversal of) credit losses	$	36	$	135

The following table details the changes in the allowance for credit losses by portfolio segment for the years ended December 31, 2024 and 2023.

(in thousands)		Commercial and industrial	Construction and land Development	Commercial Real Estate	Residential Real Estate	Consumer Installment		Total
Balance, December 31, 2022	$	747	949	3,109	828	132	$	5,765
Impact of adopting ASC 326		532	(17)	873	(347)	(22)		1,019
Charge-offs		(164)	—	—	—	(105)		(269)
Recoveries		204	—	—	14	5		223
Net (charge-offs) recoveries		40	—	—	14	(100)		(46)
Provision		(31)	28	(61)	51	138		125
Balance, December 31, 2023	$	1,288	960	3,921	546	148	$	6,863
Charge-offs		(9)	—	—	(61)	(114)		(184)
Recoveries		144	—	—	9	45		198
Net recoveries (charge-offs)		135	—	—	(52)	(69)		14
Provision		(179)	99	(79)	94	59		(6)
Balance, December 31, 2024	$	1,244	1,059	3,842	588	138	$	6,871

The Company did not recognize any interest income on nonaccrual loans during 2024 and 2023.

The Company designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Company designates as having higher risk. Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized costs. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses for the years ended December 31, 2024 and 2023:

(Dollars in thousands)	Real Estate	Business Assets	Total Loans
December 31, 2024:			
Commercial and industrial	$ —	99 $	99
Construction and land development	404	—	404
Total	$ 404	99 $	503
December 31, 2023:			
Commercial real estate	$ 783	— $	783
Total	$ 783	— $	783

The gross interest income which would have been recorded under the original terms of those nonaccrual loans had they been accruing interest, amounted to approximately $14 thousand and $47 thousand for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes the Company's nonaccrual loan by major categories as of December 31, 2024 and 2023.

(Dollars in thousands)	Nonaccrual loans with no Allowance	Nonaccrual loans with an Allowance	Total Nonaccrual Loans
December 31, 2024			
Commercial and industrial	$ —	99 $	99
Construction and land development	404	—	404
Total	$ 404	99 $	503
December 31, 2023			
Commercial real estate	$ 783	— $	783
Residential real estate	—	128	128
Total	$ 783	128 $	911

The Company had no modifications to loans made to borrowers experiencing financial difficulty at December 31, 2024 and 2023.

NOTE 6: PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2024 and 2023 is presented below.

(Dollars in thousands)		December 31 2024	December 31 2023
Land and improvements	$	12,800	12,800
Buildings and improvements		36,978	35,442
Furniture, fixtures, and equipment		4,335	3,986
Construction in progress		38	39
Total premises and equipment		54,151	52,267
Less: accumulated depreciation		(8,220)	(6,732)
Premises and equipment, net	$	45,931	45,535

Depreciation expense was approximately $1.7 million and $1.4 million for the years ended December 31, 2024 and 2023, respectively, and is a component of net occupancy and equipment expense in the consolidated statements of earnings.

NOTE 7: MORTGAGE SERVICING RIGHTS, NET

MSRs are recognized based on the fair value of the servicing rights on the date the corresponding mortgage loans are sold. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. Servicing fee income is recorded net of related amortization expense and recognized in earnings as part of mortgage lending income.

The Company has recorded MSRs related to loans sold without recourse to Fannie Mae. The Company generally sells conforming, fixed-rate, closed-end, residential mortgages to Fannie Mae. MSRs are included in other assets on the accompanying consolidated balance sheets.

The Company evaluates MSRs for impairment on a quarterly basis. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established. The valuation allowance is adjusted as the fair value changes. Changes in the valuation allowance are recognized in earnings as a component of mortgage lending income.

The following table details the changes in amortized MSRs and the related valuation allowance for the years ended December 31, 2024 and 2023.

(Dollars in thousands)		Year ended December 31 2024	Year ended December 31 2023
Beginning balance	$	992	1,151
Additions, net		79	38
Amortization expense		(179)	(197)
Ending balance	$	892	992
Valuation allowance included in MSRs, net:			
Beginning of period	$	—	—
End of period		—	—
Fair value of amortized MSRs:			
Beginning of period	$	2,382	2,369
End of period		2,204	2,382

Data and assumptions used in the fair value calculation related to MSRs at December 31, 2024 and 2023, respectively, are presented below.

		December 31	
(Dollars in thousands)		2024	2023
Unpaid principal balance	$	205,915	216,648
Weighted average prepayment speed (CPR)		7.3 %	6.0
Discount rate (annual percentage)		10.0 %	10.5
Weighted average coupon interest rate		3.6 %	3.5
Weighted average remaining maturity (months)		242	245
Weighted average servicing fee (basis points)		25.0	25.0

At December 31, 2024, the weighted average amortization period for MSRs was 7.1 years. Estimated amortization expense for each of the next five years is presented below.

(Dollars in thousands)	December 31, 2024	
2025	$	118
2026		104
2027		91
2028		80
2029		71

NOTE 8: DEPOSITS

At December 31, 2024, the scheduled maturities of certificates of deposit and other time deposits are presented below.

(Dollars in thousands)	December 31, 2024	
2025	$	174,608
2026		7,972
2027		6,267
2028		1,636
2029		764
Thereafter		—
Total certificates of deposit and other time deposits	$	191,247

Additionally, at December 31, 2024 and 2023, approximately $87.7 million and $97.6 million, respectively, of certificates of deposit and other time deposits were issued in denominations greater than $250 thousand.

At December 31, 2024 and 2023, the amount of deposit accounts in overdraft status that were reclassified to loans on the accompanying consolidated balance sheets was not material.

NOTE 9: LEASE COMMITMENTS

We lease certain office facilities and equipment under operating leases. Rent expense for all operating leases totaled $0.1 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively. Aggregate lease right of use assets were $0.2 million and $0.5 million at December 31, 2024 and 2023, respectively. Aggregate lease liabilities were $0.2 million and $0.5 million at December 31, 2024 and 2023, respectively. Rent expense includes amounts related to items that are not included in the determination of lease right of use assets including expenses related to short-term leases totaling $0.1 million for the year ended December 31, 2024.

Lease payments under operating leases that were applied to our operating lease liability totaled $0.1 million during the year ended December 31, 2024. The following table reconciles future undiscounted lease payments due under non-cancelable operating leases (those amounts subject to recognition) to the aggregate operating lease liability as of December 31, 2024.

(Dollars in thousands)	Future lease payments
2025	$ 81
2026	60
2027	60
2028	45
2029	—
Thereafter	—
Total undiscounted operating lease liabilities	$ 246
Imputed interest	15
Total operating lease liabilities included in the accompanying consolidated balance sheets	$ 231
Weighted-average lease terms in years	3.47
Weighted-average discount rate	3.20 %

NOTE 10: INCOME TAXES

For the years ended December 31, 2024 and 2023 the components of income tax expense from continuing operations are presented below.

	Year ended December 31	
(Dollars in thousands)	2024	2023
Current income tax expense (benefit):		
Federal	$ 991	(448)
State	571	(134)
Total current income tax expense (benefit)	1,562	(582)
Deferred income tax expense (benefit):		
Federal	473	(293)
State	(35)	98
Total deferred income tax expense (benefit)	438	(195)
Total income tax expense (benefit)	$ 2,000	(777)

Total income tax expense differs from the amounts computed by applying the statutory federal income tax rate of 21% to earnings before income taxes. A reconciliation of the differences for the years ended December 31, 2024 and 2023, is presented below.

		2024		2023	
(Dollars in thousands)		Amount	Percent of pre-tax earnings	Amount	Percent of pre-tax earnings
Earnings before income taxes	$	8,397		618	
Income taxes at statutory rate		1,763	21.0 %	130	21.0 %
Tax-exempt interest		(290)	(3.5)	(493)	(79.8)
State income taxes, net of federal tax effect		388	4.6	(43)	(7.0)
New Markets Tax Credit		(58)	(0.7)	(356)	(57.6)
Bank-owned life insurance		(85)	(1.0)	(88)	(14.2)
Other		282	3.4	73	11.9
Total income tax expense (benefit)	$	2,000	23.8 %	(777)	(125.7)%

At December 31, 2024 and 2023, the Company had a net deferred tax asset of $10.2 million and $10.3 million, respectively, included in other assets on the consolidated balance sheet. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below.

		December 31	
(Dollars in thousands)		2024	2023
Deferred tax assets:			
Allowance for credit losses	$	1,726	1,724
Unrealized loss on securities		9,929	9,734
Net operating loss carry-forwards		—	253
Tax credit carry-forwards		—	356
Accrued bonus		207	185
Right of use liability		58	128
Other		99	71
Total deferred tax assets		12,019	12,451
Deferred tax liabilities:			
Premises and equipment		1,212	1,315
Originated mortgage servicing rights		224	249
Right of use asset		58	122
New Markets Tax Credit investment		—	181
Other		333	332
Total deferred tax liabilities		1,827	2,199
Net deferred tax asset	$	10,192	10,252

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the remaining deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2024. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The change in the net deferred tax asset for the years ended December 31, 2024 and 2023, is presented below.

		Year ended December 31	
(Dollars in thousands)		2024	2023
Net deferred tax asset (liability):			
Balance, beginning of year	$	10,252	13,769
Cumulative effect of change in accounting standard		183	276
Deferred tax expense (benefit) related to continuing operations		(438)	195
Stockholders' equity, for accumulated other comprehensive income		195	(3,988)
Balance, end of year	$	10,192	10,252

ASC 740, *Income Taxes,* defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the de-recognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2024, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company does not anticipate any material increase or decrease in unrecognized tax benefits during 2025 relative to any tax positions taken prior to December 31, 2024. As of December 31, 2024, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense.

The Company and its subsidiaries file consolidated U.S. federal and State of Alabama income tax returns. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the State of Alabama for the years ended December 31, 2021 through 2024.

NOTE 11: EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified defined contribution retirement plan, the Auburn National Bancorporation, Inc. 401(k) Plan (the "Plan"). Eligible employees may contribute up to 100% of eligible compensation, subject to statutory limits upon completion of 2 months of service. Furthermore, the Company allows employer Safe Harbor contributions. Participants are immediately vested in employer Safe Harbor contributions. The Company's matching contributions on behalf of participants were equal to $1.00 for each $1.00 contributed by participants, up to 3% of each participant's eligible compensation, and $0.50 for every $1.00 contributed by participants, above 3% up to 5% of each participant's eligible compensation, for a maximum matching contribution of 4% of the participants' eligible compensation. Company matching contributions to the Plan were approximately $0.3 million for both of the years ended December 31, 2024 and 2023, respectively, and are included in salaries and benefits expense.

NOTE 12: COMMITMENTS AND CONTINGENT LIABILITIES

Credit-Related Financial Instruments

The Company is party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2024 and 2023, the following financial instruments were outstanding whose contract amount represents credit risk.

			December 31	
(Dollars in thousands)		2024		2023
Commitments to extend credit	$	84,667	$	73,606
Standby letters of credit		738		629

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment agreement and provided the commitments are not otherwise cancelable by the Bank. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer. The Company records an allowance for credit losses on off-balance sheet exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's Consolidated Statement of Earnings. The allowance for credit losses related to unfunded commitments was $0.3 million at both December 31, 2024 and 2023, respectively, and is included in other liabilities on the Company's Consolidated Balance Sheet. *See "Note 1: Summary of Significant Accounting Policies – Allowance for credit losses – Unfunded commitments."*

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral, including accounts receivable, inventory, equipment, marketable securities, and property to support those commitments for which collateral is deemed necessary. The Company has a recorded a liability for the estimated fair value of these standby letters of credit in the amount of $13 thousand and $9 thousand at December 31, 2024 and 2023, respectively.

Contingent Liabilities

The Company and the Bank are involved in various legal proceedings, arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material adverse effect upon the consolidated financial condition or results of operations of the Company and the Bank.

NOTE 13: FAIR VALUE

Fair Value Hierarchy

"Fair value" is defined by ASC 820, *Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for an asset or liability at the measurement date. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly.

Level 3—inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability.

Level changes in fair value measurements

Transfers between levels of the fair value hierarchy are generally recognized at the end of the reporting period. The Company monitors the valuation techniques utilized for each category of financial assets and liabilities to ascertain when transfers between levels have been affected. The nature of the Company's financial assets and liabilities generally is such that transfers in and out of any level are expected to be infrequent. For the years ended December 31, 2024 and 2023, there were no transfers between levels and no changes in valuation techniques for the Company's financial assets and liabilities.

Assets and liabilities measured at fair value on a recurring basis

Securities available-for-sale

Fair values of securities available for sale were primarily measured using Level 2 inputs. For these securities, the Company obtains pricing from third party pricing services. These third-party pricing services consider observable data that may include broker/dealer quotes, market spreads, cash flows, market consensus prepayment speeds, benchmark yields, reported trades for similar securities, credit information and the securities' terms and conditions. On a quarterly basis, management reviews the pricing received from the third-party pricing services for reasonableness given current market conditions. As part of its review, management may obtain non-binding third party broker quotes to validate the fair value measurements. In addition, management will periodically submit pricing provided by the third-party pricing services to another independent valuation firm on a sample basis. This independent valuation firm will compare the price provided by the third-party pricing service with its own price and will review the significant assumptions and valuation methodologies used with management.

The following table presents the balances of the assets and liabilities measured at fair value on a recurring as of December 31, 2024 and 2023, respectively, by caption, on the accompanying consolidated balance sheets by ASC 820 valuation hierarchy (as described above).

(Dollars in thousands)	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024:				
Securities available-for-sale:				
Agency obligations	$ 52,411	—	52,411	—
Agency MBS	173,676	—	173,676	—
State and political subdivisions	16,925	—	16,925	—
Total securities available-for-sale	243,012	—	243,012	—
Total assets at fair value	$ 243,012	—	243,012	—
December 31, 2023:				
Securities available-for-sale:				
Agency obligations	$ 53,879	—	53,879	—
Agency MBS	198,289	—	198,289	—
State and political subdivisions	18,742	—	18,742	—
Total securities available-for-sale	270,910	—	270,910	—
Total assets at fair value	$ 270,910	—	270,910	—

Assets and liabilities measured at fair value on a nonrecurring basis

Collateral Dependent Loans

Collateral dependent loans are measured at the fair value of the collateral securing loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Mortgage servicing rights, net

Mortgage servicing rights, net, included in other assets on the accompanying consolidated balance sheets, are carried at the lower of cost or estimated fair value. MSRs do not trade in an active market with readily observable prices. To determine the fair value of MSRs, the Company engages an independent third party. The independent third party's valuation model calculates the present value of estimated future net servicing income using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Periodically, the Company will review broker surveys and other market research to validate significant assumptions used in the model. The significant unobservable inputs include prepayment speeds or the constant prepayment rate ("CPR") and the weighted average discount rate. Because the valuation of MSRs requires the use of significant unobservable inputs, all of the Company's MSRs are classified within Level 3 of the valuation hierarchy.

The following table presents the balances of the assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023, respectively, by caption, on the accompanying consolidated balance sheets and by ASC 820 valuation hierarchy (as described above):

(Dollars in thousands)		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024:					
Loans, net[1]	$	503	—	—	503
Other assets [2]		892	—	—	892
Total assets at fair value	$	1,395	—	—	1,395
December 31, 2023:					
Loans, net[1]	$	783	—	—	783
Other assets [2]		992	—	—	992
Total assets at fair value	$	1,775	—	—	1,775

[1]Loans considered collateral dependent under ASC 326.

[2]Represents MSRs, net carried at lower of cost or estimated fair value.

Quantitative Disclosures for Level 3 Fair Value Measurements

At December 31, 2024 and 2023, the Company had no Level 3 assets measured at fair value on a recurring basis. For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2024 and 2023, the significant unobservable inputs used in the fair value measurements are presented below.

(Dollars in thousands)		Carrying Amount	Valuation Technique	Significant Unobservable Input	Range		Weighted Average of Input
December 31, 2024:							
Collateral dependent loans	$	503	Appraisal	Appraisal discounts	10.0 -	10.0 %	10.0%
Mortgage servicing rights, net		892	Discounted cash flow	Prepayment speed or CPR	6.7 -	11.2 %	7.3%
				Discount rate	10.0 -	12.0 %	10.0%
December 31, 2023:							
Collateral dependent loans	$	783	Appraisal	Appraisal discounts	10.0 -	10.0 %	10.0%
Mortgage servicing rights, net		992	Discounted cash flow	Prepayment speed or CPR	5.9 -	10.6 %	6.0%
				Discount rate	10.5 -	12.5 %	10.5%

Fair Value of Financial Instruments

ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow analyses. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather are good faith estimates of the fair value of financial instruments held by the Company. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Loans, net

Fair values for loans were calculated using discounted cash flows. The discount rates reflected current rates at which similar loans would be made for the same remaining maturities. Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments. The fair value of loans was measured using an exit price notion.

Time Deposits

Fair values for time deposits were estimated using discounted cash flows. The discount rates were based on rates currently offered for deposits with similar remaining maturities.

The carrying value, related estimated fair value, and placement in the fair value hierarchy of the Company's financial instruments at December 31, 2024 and 2023 are presented below. This table excludes financial instruments for which the carrying amount approximates fair value. Financial assets for which fair value approximates carrying value included cash and cash equivalents. Financial liabilities for which fair value approximates carrying value included noninterest-bearing demand deposits, interest-bearing demand deposits, and savings deposits. Fair value approximates carrying value in these financial liabilities due to these products having no stated maturity. Additionally, financial liabilities for which fair value approximates carrying value included overnight borrowings such as federal funds purchased and securities sold under agreements to repurchase.

The following table summarizes our fair value estimates:

| | | | | | Fair Value Hierarchy | | | | | |
| | Carrying | | Estimated | | Level 1 | | Level 2 | | Level 3 | |
(Dollars in thousands)	amount		fair value		inputs		inputs		Inputs	
December 31, 2024:										
Financial Assets:										
Loans, net (1)	$	557,146	$	532,344	$	—	$	—	$	532,344
Financial Liabilities:										
Time Deposits	$	191,247	$	190,363	$	—	$	190,363	$	—
December 31, 2023:										
Financial Assets:										
Loans, net (1)	$	550,431	$	526,372	$	—	$	—	$	526,372
Financial Liabilities:										
Time Deposits	$	198,215	$	195,171	$	—	$	195,171	$	—

(1) Represents loans, net and the allowance for credit losses. The fair value of loans was measured using an exit price notion.

NOTE 14: RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company, the Bank, and their immediate families and affiliates. These persons, corporations, and firms have had transactions in the ordinary course of business with the Company and Bank, including borrowings, all of which management believes were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with unaffiliated persons and did not involve more than the normal risk of collectability or present other unfavorable features. A summary of such outstanding loans is presented below:

(Dollars in thousands)		Amount
Loans outstanding at December 31, 2023	$	1,897
New loans/advances		442
Repayments		(578)
Loans outstanding at December 31, 2024	$	1,761

During 2024 and 2023, certain executive officers, directors and principal shareholders of the Company and the Bank, including companies and related parties with which they are affiliated, were deposit customers of the bank. Total deposits for these persons at December 31, 2024 and 2023 amounted to $9.9 million and $21.1 million, respectively.

NOTE 15: REGULATORY RESTRICTIONS AND CAPITAL RATIOS

As required by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018, the Federal Reserve Board issued rule that expanded applicability of the Board's small bank holding company policy statement (the "Small BHC Policy Statement") and has been added as Appendix C to Federal Reserve Regulation Y. These increased the Small BHC Policy Statement's asset limit from $1 billion to $3 billion in total consolidated assets for a bank holding company or savings and loan holding company that: (1) is not engaged in significant nonbanking activities; (2) does not conduct significant off-balance sheet activities; and (3) does not have a material amount of debt or equity securities, other than trust-preferred securities, outstanding that are registered with the SEC. The interim final rule provides that, if warranted for supervisory purposes, the Federal Reserve may exclude a company from this asset level increase. The Federal Reserve has treated the Company as a small bank holding company for purposes of the Small BHC Policy Statement and therefore has considered only the Bank's capital and not the Company's consolidated capital.

The Bank remains subject to regulatory capital requirements of the Alabama Banking Department and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, necessary capital to support risks and other factors. Notwithstanding the minimum capital requirements, Federal Reserve Regulation Q states that a Federal Reserve-regulated institution must maintain capital commensurate with the level and nature of all risks to which such institution is exposed.

Federal Reserve Regulation Q limits "distributions" and discretionary bonus payments from eligible retained income" by sate member banks, such as the Bank, unless its capital conservation buffer of common equity Tier 1 capital ("CET1") exceeds 2.5%. "Distributions" include dividends declared or paid on common stock, and stock repurchases, redemptions or repurchases of Tier 2 capital instruments (unless replaced by a capital instrument in the same quarter). "Eligible retained income" for the Bank and other Federal Reserve regulated institutions is the greater of:

(A) The Board-regulated institution's net income, calculated in accordance with the instructions to the institution's FR Y–9C or Call Report, for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income; and

(B) The average of the Board-regulated institution's net income, calculated in accordance with the instructions to the institutions' FR Y–9C or Call Report, as applicable, for the four calendar quarters preceding the current calendar quarter.

The Bank's Call Report is used for its calculation of "eligible retained income".

As of December 31, 2024, the Bank is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. Management has not received any notification from the Bank's regulators that changes the Bank's regulatory capital status.

The actual capital amounts and ratios for the Bank and the aforementioned minimums as of December 31, 2024 and 2023 are presented below.

(Dollars in thousands)	Actual Amount	Ratio	Minimum for capital adequacy purposes Amount	Ratio	Minimum to be well capitalized Amount	Ratio
At December 31, 2024:						
Tier 1 Leverage Capital	$ 106,288	10.49%	$ 40,543	4.00%	$ 50,679	5.00%
CET1 Risk-Based Capital	106,288	14.80	32,307	4.50	46,665	6.50
Tier 1 Risk-Based Capital	106,288	14.80	43,075	6.00	57,434	8.00
Total Risk-Based Capital	113,487	15.81	57,434	8.00	71,792	10.00
At December 31, 2023:						
Tier 1 Leverage Capital	$ 103,886	9.72%	$ 42,732	4.00%	$ 53,415	5.00%
CET1 Risk-Based Capital	103,886	14.52	32,194	4.50	46,503	6.50
Tier 1 Risk-Based Capital	103,886	14.52	42,926	6.00	57,234	8.00
Total Risk-Based Capital	111,035	15.52	57,234	8.00	71,543	10.00

Dividends paid by the Bank are a principal source of funds available to the Company for payment of dividends to its stockholders and for other needs which are restricted by Alabama and Federal law and regulations as described above. Capital adequacy considerations could further limit the availability of dividends from the Bank. At December 31, 2024, the Bank could have declared additional dividends of approximately $9.7 million without prior approval of regulatory authorities. As a result of this limitation, approximately $67.2 million of the Company's investment in the Bank was restricted from transfer in the form of dividends.

NOTE 16: AUBURN NATIONAL BANCORPORATION (PARENT COMPANY)

The Parent Company's condensed balance sheets and related condensed statements of earnings and cash flows are as follows.

CONDENSED BALANCE SHEETS

(Dollars in thousands)	December 31 2024	2023
Assets:		
Cash and due from banks	$ 1,001	1,277
Investment in bank subsidiary	76,852	74,857
Other assets	532	523
Total assets	$ 78,385	76,657
Liabilities:		
Accrued expenses and other liabilities	$ 93	150
Total liabilities	93	150
Stockholders' equity	78,292	76,507
Total liabilities and stockholders' equity	$ 78,385	76,657

CONDENSED STATEMENTS OF EARNINGS

		Year ended December 31	
(Dollars in thousands)		2024	2023
Income:			
Dividends from bank subsidiary	$	3,773	3,776
Noninterest income		1	8
Total income		3,774	3,784
Expense:			
Noninterest expense		258	239
Total expense		258	239
Earnings before income tax expense and equity			
in undistributed (distributed) earnings of bank subsidiary		3,516	3,545
Income tax benefit		(46)	(30)
Earnings before equity in undistributed (distributed) earnings			
of bank subsidiary		3,562	3,575
Equity in undistributed (distributed) earnings of bank subsidiary		2,835	(2,180)
Net earnings	$	6,397	1,395

CONDENSED STATEMENTS OF CASH FLOWS

		Year ended December 31	
(Dollars in thousands)		2024	2023
Cash flows from operating activities:			
Net earnings	$	6,397	1,395
Adjustments to reconcile net earnings to net cash			
provided by operating activities:			
Net increase in other assets		(9)	(1)
Net (decrease) increase in other liabilities		(56)	8
Equity in (undistributed) distributed earnings of bank subsidiary		(2,835)	2,180
Net cash provided by operating activities		3,497	3,582
Cash flows from financing activities:			
Dividends paid		(3,773)	(3,776)
Stock repurchases		—	(229)
Net cash used in financing activities		(3,773)	(4,005)
Net change in cash and cash equivalents		(276)	(423)
Cash and cash equivalents at beginning of period		1,277	1,700
Cash and cash equivalents at end of period	$	1,001	1,277

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

100 North Gay Street
P.O. Box 3110
Auburn, AL 36831-3110
Phone: 334-821-9200
Fax: 334-887-2796
AuburnBank.com

INDEPENDENT AUDITORS

Elliott Davis LLC
355 S. Main Street, Suite 500
Greenville, SC 29601

SHAREHOLDER SERVICES

Shareholders desiring to change the name, address or ownership of Auburn National Bancorporation, Inc. common stock or to report lost certificates should contact our Transfer Agent:

> Computershare
> P.O. Box 43006
> Providence, RI 02940-3006
> Phone: 1-800-368-5948

For frequently asked questions, visit the Transfer Agent's home page at: computershare.com

ANNUAL MEETING

Tuesday, May 13, 2025
3:00 PM (Central Time)

AuburnBank Center
100 North Gay Street
Auburn, AL 36830

INVESTOR RELATIONS

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission (SEC), as well as our other SEC filings and our latest press releases, are available free of charge through a link on our website at auburnbank.com. Requests for these documents may also be made by emailing Investor Relations at investorrelations@auburnbank.com or by contacting Investor Relations by telephone or mail at the Company's headquarters.

COMMON STOCK LISTING

Auburn National Bancorporation, Inc. Common Stock is traded on the Nasdaq Global Market under the symbol AUBN.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Auburn National Bancorporation, Inc. offers a Dividend Reinvestment Plan (DRIP) for automatic reinvestment of dividends in the stock of the company. Participants in the DRIP may also purchase additional shares with optional cash payments. For additional information or for an authorization form, please contact Investor Relations.

DIRECT DEPOSIT OF DIVIDENDS

Dividends may be automatically deposited into a shareholder's checking or savings account free of charge. For more information, contact Investor Relations.

100 N. Gay Street, P.O. Box 3110, Auburn, AL 36831-3110
Telephone 334-821-9200 | Fax: 334-887-2796





AUBURN NATIONAL
Bancorporation, Inc.

AUBURNBANK.COM | MEMBER FDIC